As filed with the Securities and Exchange Commission on November 17, 2000 Registration No.


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2
                             REGISTRATION STATEMENT

                        UNDER THE SECURITIES ACT OF 1933

                            PRIME COMPANIES, INC.
                 (Name of Small Business Issuer in Its Charter)


         Delaware                          4812                  52-2031531
----------------------------     ---------------------------  ------------------
(State or Other Jurisdiction of (Primary Standard Industrial   (I.R.S. Employer
Incorporation or Organization)   Classification Code Number)    Identification
                                                                Number)

                                409 Center Street
                            Yuba City, California 95991
                                 (530) 755-3580
          (Address and Telephone Number of Principal Executive Offices
                        and Principal Place of Business)


                   Norbert J. Lima, Chief Executive Officer
                              Prime Companies, Inc.
                                409 Center Street
                          Yuba City, California 95991
                                 (530) 755-3580
            (Name, Address and Telephone Number of Agent for Service)

                                   Copies to:

                               Irving Pfeffer, Esq.
                              Pfeffer & Williams, PC
                          155 Montgomery Street, Suite 609
                              San Francisco, CA 94104
                                 (415) 296-7272
                           (415) 296-8780 - Facsimile

           Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.


If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_| _______________


           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |x|

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ___________

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|




                         CALCULATION OF REGISTRATION FEE



                                                                    Proposed
                                                                    Maximum              Proposed
                                                                    Offering             Maximum
Title of Each Class of          Amount to be      Price Per         Aggregate            Amount of
Securities to be Registered      Registered         Unit          Offering Price      Registration Fee
----------------------------    ------------      ---------       --------------         ----------

Common stock                      23,903,982        $0.375(1)      $ 8,963,993(1)      $     2,492
Common stock(2)                    1,521,000        $0.531(2)      $   807,651         $       225
                                  ----------      ---------       --------------         ----------
     Total Registration Fee       25,424,982                       $ 9,771,644         $     2,717
                                  ==========                                             ==========


(1) Based upon the closing price of Prime Companies, Inc. common stock as reported on the OTC Bulletin Board on November 14, 2000, pursuant to Rule 457(c) of the Securities Act of 1933.

(2) Issuable upon the exercise of the Commitment Warrant issued to Swartz on September 8, 2000. The initial exercise price of the warrants is $0.531 per share.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS

                       Prime Companies, Inc. Common Stock

                      ------------------------------------


     This prospectus relates to the resale by the selling stockholders of up to 8,903,982 shares of common stock. The selling stockholders may sell the stock from time to time in the over-the-counter market at the prevailing market price or in negotiated transactions. Of the shares offered,

o    7,403,982 shares are presently outstanding,
o 1,500,000 shares are pending issuance per an Agreement to acquire New Wave Networks LLC
o 1,521,000 shares under a Commitment Warrant issued to Swartz on September 8, 2000, as the consideration to enter into the Investment Agreement dated October 3, 2000. We will receive the proceeds from the sale of the shares to Swartz
o up to 15,000,000 shares under the Investment Agreement entered into with Swartz on October 3, 2000. We will receive the proceeds from the sale of the shares to Swartz.

     We will receive no proceeds from the sale of the shares by the selling stockholders.

     Our common stock is quoted on the OTC Bulletin Board under the symbol PRMC. On October 31, 2000, the closing price of the common stock on the Over the Counter Bulletin Board was $0.3125 per share.


     Investing in the common stock involves a high degree of risk. You should invest in the common stock only if you can afford to lose your entire investment. See "Risk Factors" beginning on page 9 of this prospectus.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                The date of this prospectus is November 17, 2000




     Please read this prospectus carefully. It describes our company, finances, products and services. Federal and state securities laws require that we include in this prospectus all the important information that you will need to make an investment decision.

     You should rely only on the information contained or incorporated by reference in this prospectus to make your investment decision. We have not authorized anyone to provide you with different information. The selling stockholders are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

         The following table of contents has been designed to help you find important information contained in this prospectus. We encourage you to read the entire prospectus.


                                Table of Contents

                                    Page                                   Page
                                    ----                                   ----

Prospectus Summary.................  4   Management.......................  20
Summary Financial Data.............  8   Executive Compensation...........  51
Risk Factors.......................  9   Principal Stockholders...........  23
Dividend Policy....................  14  Investment Agreement.............   5
Management's Discussion                  Legal Matters....................  19
   and Analysis of                       Experts..........................  24
   Financial Condition and               Where You Can Find
   Results of Operations........... 43   More Information................   25
Business........................... 27   Index to Financial Statements.... F-1
Selling Stockholders............... 14
Plan of Distribution............... 19
                      ------------------------------------


     In this prospectus, we refer to Prime Companies, Inc. as we or Prime. We refer to our subsidiary LMDS Communications Inc. as LMDS, Mid-Cal Express, Inc. as Mid-Cal, Mid-Cal Express Logistics, Inc. as Mid-Cal Logistics, NACC-Tel Corp. as NACC, Prepaid Tel.com Inc. as Prepaid, WNTC Holdings Inc. as WNTC, WorldNet Tel.Com Inc. as WorldNet, Zenith Technology, Inc. as Zenith, and Swartz Private Equity, LLC as Swartz.

     We were originally incorporated in 1999 in Delaware under the name Worldnet Tel.com Inc. Pursuant to a Stock Purchase Agreement (the "Agreement") between Prime Companies, Inc. ("Prime"), a Delaware Corporation, a nonoperating public shell, and Worldnet, Worldnet was merged into Prime through a merger effective August 11, 1999.


     Our principal executive offices are located at 409 Center Street, Yuba City, CA 95991 and our telephone number is (530) 755-3580.

     Some of the statements contained in this prospectus, including statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," are forward-looking and may involve a number of risks and uncertainties. Actual results and future events may differ significantly based upon a number of factors, including:

          o our significant historical losses and the expectation of continuing losses;

          o    rapid technological change in the telecommunications industry;

          o    our reliance on key strategic relationships and accounts;

          o    the impact of competitive products and services and pricing; and

          o    uncertain protection of our intellectual property.

                              Prospectus Summary


     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in the common stock. You should read the entire prospectus carefully, including the "Risk Factors" section.


Our Business


We were originally incorporated in 1999 in Delaware under the name Worldnet Tel.com Inc. Pursuant to a Stock Purchase Agreement (the "Agreement") between Prime Companies, Inc. ("Prime"), a Delaware Corporation, a nonoperating public shell, and Worldnet, Worldnet was merged into Prime through a merger effective August 11, 1999.


We operate our company as Prime Companies, Inc. with three operating subsidiaries organized under one holding company. An interconnect telephone and paging business owned by one of the Company's founders served as the basis for entry into the telecommunications industry. LMDS service is the Company's primary focus and will serve as our core business. (LMDS stands for Local
Multipoint Distribution Service, which is a new type of stationary broadband technology, designed for a mass subscriber marketplace and is based on millimeter microwave frequencies of 28 GHz to 31 GHz.)

LMDS Communications, Inc. is the operating subsidiary company to conduct the business of the Company that is regulated by the federal government. LMDS Communications, Inc. was formed in 1999 to participate in the Federal Communications Commission re-auction of LMDS spectrum. A total of 8 BTA (Business Trading Areas) contiguous corridor licenses covering northwestern Pennsylvania and southwestern New York State were purchased at the auction.

Field trials of LMDS technology have been successfully conducted and the product has been deployed in New Castle, PA. The Company has partnered with Alcatel for the LMDS equipment over the next 15 months. Alcatel has more than 100 broadband wireless customers and over 2500 base station sectors with the same type of service deployed worldwide. Alcatel builds next generation networks delivering integrated end-to-end voice and data solutions to carriers, as well as enterprises and consumers worldwide. Alcatel has 120,000 employees and sales of EURO 23 billion, and operates in more than 130 countries. The Company is currently the largest customer of Alcatel for their LMDS equipment in the United States.

The Company currently provides telecommunications services to both commercial and consumer customers throughout the US, with a significant presence in the California market. Current revenue generating services offered include: Prepaid Telecommunications Services; Interconnect Service; Wireless DSL; Paging and Voicemail services.

The ability for the Company to provide Wireless DSL is a result of our partnering with RC Networks, Inc. The partnering allows us to deploy DSL access concentrators in conjunction with wireless DSL and LMDS. The DSL application will be deployed by NACC-Tel Corp and the LMDS application will be deployed by LMDS Communications, Inc.


RC Networks, Inc. based in San Diego, CA was founded in February 1997 and is a privately held company that develops and markets DSL-driven, high-speed Internet access products for the multi-tenant unit (MTU) and hospitality markets.

The Company operates as a CLEC (Competitive Local Exchange Carrier) in California, Pennsylvania and New York State. Operating as a CLEC allows the Company to take advantage of the provisions of the Telecommunications Act of 1996, where the RBOC's (Regional Bell Operating Companies) were ordered to allow CLECs access to their networks at "wholesale" prices.



INVESTMENT AGREEMENT
--------------------

OVERVIEW. On October 3, 2000, we entered into an investment agreement with Swartz Private Equity, LLC. The Swartz investment agreement entitles us to issue and sell up to $30 million of our common stock to Swartz, subject to a formula based on average stock price and average trading volume, from time to time over a three year period following the effective date of this registration statement. We refer to each election by us to sell stock to Swartz as a "put." Swartz will either sell our stock in the open market, sell our stock to other investors through negotiated transactions or hold our stock in its own portfolio.

In addition, on September 8, 2000, we issued to Swartz a Commitment Warrant to purchase 1,521,000 shares of our common stock, exercisable for a period of five years from September 8, 2000, with an initial exercise price equal to $.531, which was the lowest closing bid price for the five trading days before October 3, 2000. The warrants will have semi-annual reset provisions. The Commitment Warrant is exercisable as to 1,014,000 shares as of October 3, 2000. The Commitment Warrant is exercisable as to the remaining 507,000 shares on the earlier of March 8, 2001, or the date the Registration Statement is declared effective by the Securities and Exchange Commission.

We may issue additional warrants under the terms of the Swartz investment agreement, as described below.


PUT RIGHT. In order to invoke a put right, we must have an effective registration statement on file with the SEC registering the resale of the common shares which may be issued as a consequence of the invocation of that put right. Additionally, we must give at least ten but not more than twenty business days' advance notice to Swartz of the date on which we intend to exercise a particular put right, and we must indicate the number of shares of common stock we intend to sell to Swartz. At our option, we may also designate a maximum dollar amount of common stock (not to exceed $2 million) which we will sell to Swartz during the put and/or a minimum purchase price per common share at which Swartz may purchase shares during the put. The number of common shares sold to Swartz may not exceed 15% of the aggregate daily reported trading volume, excluding block trades of 20,000 or more shares of common stock, during a period which begins on the business day immediately following the day we invoked the put right and ends on and includes the day which is twenty business days after the date we invoked the put right, and may not exceed 15% of the aggregate daily reported trading volume, excluding block trades of 20,000 or more shares of common stock, for the 20 business days immediately preceding the day we invoked the put right.

Swartz will pay us 91% of the market price for each share of common stock under the put. Market price is defined as the lowest closing bid price for the common stock during the pricing period for the applicable put, which consists of the twenty business-day period following the date notice of the put which was provided to Swartz. However, the market price may not be less than the designated minimum per share price, if any, that we indicated in our notice.

WARRANTS. Within five business days after the end of each pricing period, we are required to issue and deliver to Swartz a warrant to purchase a number of shares of common stock equal to 10% of the common shares issued to Swartz in the applicable put. Each warrant will be exercisable at a price which will initially equal the market price for the applicable put. The warrants will have semi-annual reset provisions. Each warrant will be immediately exercisable and have a term beginning on the date of issuance and ending five years thereafter.

LIMITATIONS AND CONDITIONS PRECEDENT TO OUR PUT RIGHTS. Swartz is not required to acquire and pay for any common shares with respect to any particular put for which:

     o we have announced or implemented a stock split or combination of our common stock;

     o we have paid a common stock dividend or set a record date for the payment of a dividend;

     o we have made a distribution of our common stock or of all or any portion of our assets between the put notice date and the date the particular put closes; or

     o we have announced or consummated a major transaction (including a transaction which constitutes a change of control) between the advance put notice date and the end of the pricing period for that put.

SHORT SALES. Swartz and its affiliates are prohibited from engaging in short sales of our common stock unless they have received a put notice and the amount of shares involved in a short sale does not exceed the number of shares specified in the put notice.

CANCELLATION OF PUTS. We must cancel a particular put if, between the date of the advance put notice and the last day of the pricing period:

     o    we  discover  an  undisclosed   material  fact  relevant  to  Swartz's
          investment decision;

     o the registration statement registering resales of the common shares becomes ineffective; or

     o    shares are delisted from the then primary exchange.

However, the put will remain in effect for the number of shares specified in the put notice for the shortened pricing period which will end on the day prior to the date of delivery of the put cancellation notice.

SHAREHOLDER APPROVAL. We may currently issue more than 20% of our outstanding shares. If we become listed on the Nasdaq Small Cap Market or Nasdaq National Market, then we must get shareholder approval to issue more than 20% of our outstanding shares. Since we are currently a bulletin board company, we do not need shareholder approval.

TERMINATION OF INVESTMENT AGREEMENT. We may also terminate our right to initiate further puts or terminate the Investment Agreement by providing Swartz with notice of such intention to terminate; however, any such termination will not affect any other rights or obligations we have concerning the Investment Agreement or any related agreement.

RESTRICTIVE COVENANTS. During the term of the Investment Agreement and for a period of 60 days thereafter, we are prohibited from certain transactions. These include the issuance of any debt or equity securities in a private transaction which are convertible or exercisable into shares of common stock and the issuance of certain other equity securities. We are also prohibited from entering into any private equity line type agreements similar to the Investment Agreement without obtaining Swartz's prior written approval.

RIGHT OF FIRST REFUSAL. Swartz has a right of first refusal to purchase any equity securities or convertible debt securities offered by us in any private transaction which closes on or prior to 60 days after the termination of the investment agreement.

SWARTZ'S RIGHT OF INDEMNIFICATION. We are obligated to indemnify Swartz (including their shareholders, officers, directors, employees and agents) from all liability and losses resulting from any misrepresentations or breaches we made in connection with the Investment Agreement, our registration rights agreement, other related agreements, or the registration statement.



Additional Shares We Are Registering

     In 2000, through a Regulation D offering, we sold an aggregate of 6,569,444 shares of common stock to certain private investors. The resale of the common stock by these private investors is covered by this prospectus.

     In 2000 we issued 273,427 shares of common stock to certain private investors in connection with the above Regulation D offering. The resale of the common stock by these private investors is covered by this prospectus.


     In 2000 the Company entered into a Letter of Intent to acquire New Wave Networks LLC, another LMDS license holder, in exchange for $600,000 cash and 1,500,000 shares of common stock, which are covered by this prospectus. The transaction is anticipated to close prior to April 20, 2001. The transaction is contingent upon a definitive agreement, and the Company having access to funds from the above described Investment Agreement.

Key Facts

Total shares outstanding prior to the
    offerings                             26,717,296(1) as of September 30, 2000

Shares being offered for resale to
    the public                            25,424,982(2)



Total shares outstanding after the
     offering                             43,217,296(3)


Price per share to the public Market price at time of resale.


Total proceeds raised by offering          None; however, we have received
                                           proceeds from the sale of shares
                                           that are presently outstanding, we
                                           may receive up to $30 million from
                                           the sale of shares to Swartz, and
                                           we may receive up to $807,651
                                           from the sale to Swartz of shares
                                           issuable upon the exercise of a
                                           Commitment Warrant issued to Swartz
                                           pursuant to the Investment Agreement,
                                           and we may receive additional amounts
                                           upon the sale of shares through the
                                           exercise of Purchase Warrants to be
                                           periodically issued to Swartz
                                           pursuant to the Investment Agreement.


Use of proceeds from the sale of           We plan to use the proceeds
the shares to Swartz                       for working capital and general
                                           corporate purposes.




OTC NASDAQ Bulletin Board Symbol PRMC


(1)  Balance outstanding as of September 30, 2000.

(2)  Includes

     (i)  7,403,982 shares that are presently outstanding,

     (ii) up to 13,636,364 shares that may be issued to Swartz pursuant to the Investment Agreement,

     (iii)up to 1,521,000 shares underlying warrants issued to Swartz in connection with the Investment Agreement,

     (iv) up to 1,363,636 shares underlying warrants that we may issue to Swartz in the future pursuant to the Investment Agreement, and

     (v) 1,500,000 shares which may be issued per a Letter of Intent to acquire New Wave Networks LLC.

(3) Includes up to 15,000,000 shares that may be issued to Swartz pursuant to the Investment Agreement, and 1,500,000 shares which may be issued per an Agreement to acquire New Wave Networks LLC.




                       Summary Consolidated Financial Data


     The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this prospectus.

                                                  Year Ended December 31,                 Nine Months Ended September 30,
                                          -------------------------------------           -------------------------------
                                              1998                     1999                  1999                   2000
                                              ----                     ----                  ----                    ----

Revenue .........................          $    209,823           $    441,663           $    199,860                373,563
Operating Expenses ..............               264,168              1,191,218                271,085              1,529,684
Net loss from operations ........               (54,345)              (749,555)               (71,225)            (1,156,121)
Net Loss ........................               (69,141)              (953,944)              (103,083)            (4,200,197)
Net (loss) per common share .....          $       (.02)          $       (.06)                  (.01)                  (.14)
Weighted average number of common

     shares outstanding .........             4,500,000             16,680,764             14,500,000             29,112,248





                                                             At December 31,                            At September 30,
                                                 --------------------------------------        --------------------------------

                                                         1998                  1999                 1999                  2000
                                                         ----                  ----                 ----                  ----
Balance Sheet Data:

Working capital...........................          $    (7,542)          $   (61,836)          $  (196,870)          $   358,341
Total assets .............................               93,532             1,661,429             4,464,553             1,880,223
Total long term debt .....................               25,500             1,240,216               932,194                   -0-
Shareholders' equity.(deficit) ..........                33,042           $  (613,683)               25,624             1,051,234



RISK FACTORS



The Shares offered hereby are speculative, involve a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. In making an investment decision, each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Company and this Offering in addition to the other information contained elsewhere in this Prospectus. When used in this Memorandum the words or phrases "will likely result," "are expected to," "will continue, "is anticipated," "estimate," "project," "believe" or similar expression are intended to identify "forward-looking statements" within the meaning of the Private Securities Reform Act of 1993. Offerees should be aware that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Various risks and uncertainties, including, without limitation, regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities, and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected. The risks highlighted herein should not be assumed to be the only things that could affect future performance of the Company.

Offering Risk Factors


Limited Operating History. The Corporation was formed in March of 1997 under the name Corcoran Technology Inc. On December 31, 1997 Prime Management Inc., a California corporation, was merged into Corcoran and the corporate name was changed to Prime Companies, Inc. The Company was in the long haul trucking business through its subsidiary Mid-Cal Express Inc. On December 30, 1998, the Company entered into an Agreement to sell the trucking business to US Trucking Inc., and that transaction closed on April 14, 1999. On August 4, 1999 the Company acquired Worldnet Tel.com, Inc., a Delaware corporation formed in January 1999 for the purpose of entering into and competing in three sectors of the telecommunications industry. Accordingly, the Corporation has a limited operating history. The Company's NACC-Tel Corp. subsidiary has an 18 year history in the telephone interconnect business; in November 1999 the Company's Prepaid Tel.com Inc. subsidiary launched its prepaid residential telephone service in California. The Company's LMDS Communications Inc. subsidiary participated in an auction for Local Multipoint Distribution Service licenses conducted by the Federal Communications Commission in April and May of 1999. The Company was the high bidder and purchased 8 "A" block LMDS licenses, each providing exclusive rights to 1,150 Megahertz of spectrum in these 8 markets. The Corporation expects to initially derive the majority of its revenues from the sale of prepaid telecommunications services, business telephone systems, paging and voicemail services, and wireless broadband services, such as high speed internet access, video teleconferencing, and high speed data transmission services, to selected local markets. The ultimate success of the Corporation will, among other things, depend on its ability to build, install and implement the telecommunication systems necessary to provide such services. The likelihood of the success of the Corporation must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of a new business enterprise, and the competitive environment in which the Corporation operates.

Contingent Revenues. The Corporation's revenues will be derived primarily from customer fees that are contingent upon certain transactions (i.e. financings, system build-outs, acquisitions, etc.) being successfully consummated by the Corporation, and there can be no assurance that all or the majority of the Corporation's proposals will result in successful transactions.

Competition. The telecommunications industry is highly competitive. There are a number of corporations offering competing technologies and services in the Corporation's target areas. Accordingly, the Corporation competes with several entities for a share of the market, some of which have more financial resources and experience than the Corporation which enable them to better withstand the impact of risks associated with a highly competitive industry and there is no assurance that the Corporation's services will compete successfully with the services of such competitors.

Limited Working Capital. Even if all of the shares being offered are sold, the Corporation may seek additional financing in the future from outside sources, either through additional sales of equity in the Corporation or by borrowing. There can be no assurance that such financing will be available or available on attractive terms. Moreover, the Corporation may have to forfeit some interest in its future revenues or dilute the equity interest of its Shareholders in order to obtain any such additional financing.

Market and Financial Forecasts. The Corporation has prepared certain forecasts based upon the revenue and expense figures developed by the Corporation. There can be no assurance that conclusions contained in the forecast will be attained in the actual operation of the Corporation. Actual results of operations may differ significantly based on certain assumptions concerning facts and events over which the Corporation may have no control, including the ability through marketing and management to obtain the projected revenue levels. Therefore, no assurance can be given that the operating results forecast will be achieved or that the assumptions on which the forecasts are based will be realized.

Dependence on Key Personnel. The company's success is highly dependent upon the skills of a limited number of key management personnel. To reach its business objectives, the company will need to hire and retain qualified personnel in the areas of installation and maintenance of telecommunications systems and marketing. There can be no assurance that the company will be able to hire or retain such personnel, as the company must compete with other companies and government entities. The loss of any of the company's key personnel or the failure to attract and retain necessary new employees could have an adverse effect on the company's business operations.

History of Losses and Limited Operating History. The company has generated a cumulative net loss of $5,334,909 for the period from its inception through September 30, 2000. In order to establish profitable operations, the Company must successfully market its systems and keep its expenditures in line with moderate revenues. The company is subject to a number of risks including its ability to successfully market, distribute and sell its product, intense competition, and its reliance on a set of important licenses. Accordingly, there can be no assurance of the company's future success.


Potential Volatility of Stock Price. The stock market has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. In addition, the market price of the company's common stock has been highly volatile and is likely to continue to be so. Factors such as the company's ability to increase revenues, variations in the company's financial results, and its ability to obtain needed financing, announcements of technological innovations or new products by the company or its competition, comments by securities analysts, adverse regulatory actions or decisions, any loss of key management, results of the company's operations or those of its competition, and changing governmental regulations may have a significant impact on the market price of the company's common stock.

Arbitrary Pricing of the Shares. The offering price for the Shares was arbitrarily determined by the Corporation and bears no relationship to the Corporation's assets, earnings, book value, or any other generally accepted criteria of value. Investors who purchase Shares will incur an immediate dilution of their investment insofar as it relates to their Shares relative to the resulting book value of the Corporation after the Offering.

Dilution of Ownership. The Company's expansion and growth strategy may involve acquisitions of companies whereby some or all of the consideration may be Common Stock or other equity securities of the Company. Accordingly, in the event the Company engages in an aggressive acquisition strategy involving a significant number of companies, the investors in this Offering will experience significant dilution of their ownership interest in the Company. In addition, in the event that the Company elects to issue additional shares of Common Stock or other securities in connection with any future financings, investors in this Offering could experience dilution of their ownership interest in the Company.

Broad Discretion in Use of Proceeds. The Company will have broad discretion in the application of the proceeds of this Offering. See "Use of Proceeds."

No Dividends. The Board does not intend to declare any cash dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations.

Industry Risk Factors

Dependence On Network Infrastructure; Establishment and Maintenance of Peering Relationships; Capacity; Risk of System Failure. The Company's success will depend upon its ability to implement and to subsequently continue to expand a network infrastructure and support services in order to supply sufficient geographic reach, capacity, reliability and security at an acceptable cost. The development and expansion of the Company's network will require that it enter into agreements, on acceptable terms and conditions, with the various providers of infrastructure capacity and equipment and support services. These are referred to as "Peering Relationships." No assurance can be given that any or all of the requisite agreements can be obtained on satisfactory terms and. conditions.

The expansion and adaptation of the Company's network infrastructure will also require substantial financial operational and managerial resources. There can be no assurance that the Company will be able to expand or adapt the network infrastructure it intends to develop to meet the industry's evolving standards or its customers' growing demands and changing requirements on a timely basis, at a commercially reasonable cost, or at all, or that the Company will be able to deploy successfully any expanded and adapted network infrastructure. Failure to maintain peering relationships or establish new ones, if necessary, would cause the Company to incur additional operating expenditures which would have a material adverse effect on the Company's business, financial condition and results of operations.


Dependence On Telecommunications Carriers And Other Suppliers. The Company's suppliers and telecommunications carriers also sell or lease services and products to the Company's competitors, and some of these carriers are, and in the future others may become, competitors of the Company. There can be no assurance that the Company's suppliers and telecommunications carriers will not enter into exclusive arrangements with the Company's competitors or otherwise stop selling or leasing their services or products to the Company, which events could have a material adverse effect on the Company. The Company is currently the largest customer of Alcatel for their LMDS equipment in the United States.


Rapid Technological Change. The market for the Company's services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new service and product introductions. The Company's future success will depend, in part, on its ability to use leading technologies effectively, to continue to develop its technical expertise, to enhance its existing services and to develop new services that meet changing customer needs on a timely and cost-effective basis and obtain market acceptance. Any failure on the part of the Company to use new technologies effectively, to develop its technical expertise and new services or to enhance existing services on a timely basis, either internally or through arrangements with third parties, could have a material adverse effect on the Company.

Limited Public Market. Investors should be aware that there is a limited market for the Shares. Accordingly, it may be difficult to resell the Shares.

Lack of Management Control by Shareholders. The Shareholders will have a minority equity and voting interest in the Corporation. The Shareholders will not take part in the management or control of the Corporation's business, which will be the sole responsibility of the Corporation's Officers and Directors.

Possible  Conflicts of Interest.  The  transactions  that are  described in this
Prospectus   involve   potential   conflicts   of  interest.   SEE   "MANAGEMENT
RELATIONSHIPS AND TRANSACTIONS."

Use of Proceeds

     We will not receive any proceeds from the sale of the shares by the selling securityholders. However, we have received proceeds from the sale of shares that are presently outstanding, we will receive up to $30 million from Swartz upon Swartz's purchase of the shares from us and we may receive additional proceeds from the sale to Swartz of shares issuable upon the exercise of warrants issued or to be issued to Swartz pursuant to the Investment Agreement.


     We intend to use the proceeds from the sale of the shares presently outstanding and the sale of the shares to Swartz and the exercise of warrants by Swartz for working capital.

     The Company has entered into purchase agreements with Alcatel USA for a supply of LMDS equipment to be installed at the various locations for which licenses have been received.

     To the extent that we deem appropriate, we may acquire fully developed products or businesses that, in our opinion, facilitate our growth and/or enhance the market penetration or reputation of our products and services. To the extent that we identify any such opportunities, an acquisition may involve the expenditure of significant cash and/or the issuance of our capital stock.


Determination of Offering Price


         The common shares of Prime Companies, Inc. are traded on the NASDAQ OTC Bulletin Board but the trading volume has been too light to be relied upon as a fair measure of the value of the shares.


Price Range of Common Stock


     The following table sets forth the high and low bid prices of our common stock for each quarter for the year 1999 and the first three quarters of 2000 through September 30, 2000. As of October 24, 2000, there were 1,285 holders of record of our common stock, excluding a number of shareholders who are Objecting Beneficial Owners.

     The quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Common stock:


Year                                      High Bid            Low Bid
----                                      --------            -------
1999
First Quarter                               2.50               0.125
Second Quarter                              0.56               0.125
Third Quarter                               0.50               0.22
Fourth Quarter                              0.50               0.25

2000
First Quarter                               4.3125             0.30
Second Quarter                              2.625              1.00
Third Quarter                               1.25               0.3125


Dividend Policy


     We have not paid any dividends on our common stock during the past two years. We expect to continue to retain all earnings generated by our operations for the development and growth of our business, and do not anticipate paying any cash dividends to our shareholders in the foreseeable future. The payment of future dividends on the common stock and the rate of such dividends, if any, will be determined by our Board of Directors in light of our earnings, financial condition, capital requirements and other factors.


Dilution



     The net tangible book value per share before the sale of shares to Swartz is $0.0393, and after the sale of shares to Swartz upon the exercise of the Commitment Warrant will be $0.0658.

            The amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered is $0.0265.


     The amount of the immediate dilution from the public offering price which will be absorbed by such purchasers is $0.4652 per share.


Selling Security Holders


         Attached is a list of the selling shareholders showing the amount of securities owned by each security holder before the offering, the amount to be offered for the security holder's account, and the amount (if one percent or more) of the percentage of the class to be owned by such security holder after the offering is complete.

The following table provides certain information with respect to the selling shareholders' beneficial ownership of our common stock as of September 30, 2000, and as adjusted to give effect to the sale of all of the shares offered hereby. Except for William Turley, a director of Prime, and Martin Sokolowski, a director of Prime, none of the selling shareholders currently is an affiliate of ours and none of them has had a material relationship with us during the past three years. Except for Peter Charles Restivo, Cesare J. Iore Jr., Nick Liantonio Jr., and Peter J. Sinram, none of the selling shareholders are or were affiliated with registered broker-dealers. See "Plan of Distribution." The selling shareholders possess sole voting and investment power with respect to the securities shown.

                                                                                      Number
                                              Number                                of Shares
                                            of Shares                            (& % if greater
Last Name, First Name                      Beneficially               Number         than 1%)
         Or                                Owned Before              of Shares     Owned After
    Business Name                            Offering                Offered         Offering
-----------------------                    ------------            ------------   -------------
Abbondanza, Ronald                             10,000                 10,000
Acosta, Fulvio A.                              37,000                 37,000
Acosta, Joseph                                 10,000                 10,000
Ahman, Peter                                   10,000                 10,000
Al Mal Islamic Co.                          1,000,000              1,000,000        1,000,000 / 4%
Alarakhia, Alnoor                             100,000                100,000
Alarakhia, Gulzar                              30,000                 30,000
Altman, Ed                                    110,000                110,000
Altman, Jason                                  20,000                 20,000
Angrest, Jacob                                150,000                150,000
Aye, Mg San                                    20,000                 20,000
Barnes, Jeffrey M.                             50,000                 50,000
Berkenbile, Freny                              20,000                 20,000
Bickta, Elmer F. & Marion J.                   14,000                 14,000
Brogan, Kevin                                  10,000                 10,000
Bucher, Steven C.                             100,000                100,000
Carpio, Cecilla Carbungco                      10,000                 10,000
Chartier, Shephane                             10,000                 10,000
Chu, Hua Fang                                  20,000                 20,000
Cousins, Thomas E.                             20,000                 20,000
Dahlgren, Lennart                             100,000                100,000
Daniels, Scott A.                              30,000                 30,000
Darland, William F.                            20,000                 20,000
Dhanik, Yogendra S.                            10,000                 10,000
                                       15

Dixon, Michael                                 10,000                 10,000
Dress, Marian Patty                            25,000                 25,000
Dunn, Sherman                                 100,000                100,000
El-Zoghbi, Ahmed                               10,000                 10,000
Emerson, Herbert Lee                           10,000                 10,000
Fesseha, Youm & Saba Tesfaye                   10,000                 10,000
Flynn, Kevin T.                                10,000                 10,000
Gephardt, Joseph P.                         1,500,000         1,500,000 / 6%
Gelasio, Alfredo I.                            10,000                 10,000
Generation Capital Associates                 250,000                250,000
George, Mark R.                                10,000                 10,000
Goodman, Adam L.                              160,000                160,000
Gredgorio, Salvatore G.                        14,000                 14,000
Grenn, Kimberley & Carl Martin                 25,000                 25,000
Gruebel, Gerald W.                             10,000                 10,000
Gulzar Ventures, Inc.                          50,000                 50,000
Gupta, Monica                                 100,000                100,000
H.I.K. Inc.                                    20,000                 20,000
Ha, Thoai Van                                  20,000                 20,000
Hachim, Dean A.                                30,000                 30,000
Hamilton, Andrew                               20,000                 20,000
Ho, Tze Kin                                    50,000                 50,000
Hodel, John                                    20,000                 20,000
Honarvar, John B.                             100,000                100,000
Howe, Clarin F.                               200,000                200,000
Iori, Cesare J. Jr.                            91,142                 91,142
Ismati, Habib                                  20,000                 20,000
Jenkins, Larry D.                              10,000                 10,000
Jordan, Chester                                10,000                 10,000
Kakaraparthi, Sirharikumar                      5,000                  5,000
Kaldis, Peter                                  25,000                 25,000
Kannan, Chak D.                                20,000                 20,000
Katsampes, Peter                               20,000                 20,000
Knapp, Dennis                                  20,000                 20,000
Konstatntinidis, Bill                          10,000                 10,000
Koons, Darlene                                561,111                561,111          561,111 / 2%
Kovelman, Paul H.                              10,000                 10,000
Kyeremeh, Kofi                                 10,000                 10,000
La Barbera, Josephine                          10,000                 10,000
Lavemour, Annette D.                           20,000                 20,000
Lawhon, Rebecca L.                             20,000                 20,000
Lee, Frank D.                                  15,000                 15,000
Lee, James D.                                  10,000                 10,000
Lee, Johnson Y                                 40,000                 40,000
Lee, Mark J                                   100,000                100,000
Lei, Isaac                                     10,000                 10,000
Leinwand, Laurie                               10,000                 10,000
Leung, Nelson                                  45,000                 45,000
Liantonio, Nick Jr.                            91,142                 91,142
Luo, Bill Han                                  40,000                 40,000
Lwin, Nyunt                                    20,000                 20,000
                                       16

Macrae, G. Stuart                              10,000                 10,000
Mandekich, Robert M.                           10,000                 10,000
Manickam, John G.                              10,000                 10,000
Mark, Arie                                    100,000                100,000
Martin, Stephen J.                             10,000                 10,000
McShane, Christopher P.                        10,000                 10,000
Meyers, David                                  10,000                 10,000
Meyyappan, Ashok K.                            12,500                 12,500
Mitchener, Jared                               10,000                 10,000
Mittelstadt, David                             50,000                 50,000
Mores, Matt M                                  22,000                 22,000
Morrone, Concetta                              40,000                 40,000
Nabera Trade,                                  20,000                 20,000
Nayak, Anne-Marie                              20,000                 20,000
Nelson, Bryan                                  20,000                 20,000
Nguyen, Bang T.                                10,000                 10,000
Ni, Daw Ni                                     10,000                 10,000
Nolley, Roy Glenn                              23,500                 23,500
Nuziale, Hugo                                  40,000                 40,000
Nyunt Lwin Retirement Trust                    40,000                 40,000
O'Shea, Scott                                  10,000                 10,000
Ornato, Joe                                    10,000                 10,000
Papadimos, Steve J.                            25,000                 25,000
Parikh, Anjan                                  10,000                 10,000
Patel, Nandu V.                                10,000                 10,000
Pavlik Investment LLC                          30,000                 30,000
Pedro, John M                                  10,000                 10,000
Peschek, Ryan                                  30,000                 30,000
Petree, Clarence R.                            10,000                 10,000
Pham, Rosalyn T.                               10,000                 10,000
Pierle, Tamy                                  600,000                600,000          600,000 / 2%
Pinisetti, Kamalesh                            10,000                 10,000
Pola, Chaya                                    10,000                 10,000
Restivo, Peter Charles                         91,143                 91,143
Rispoli, Caroline                              10,000                 10,000
Roy, Ankur                                     10,000                 10,000
S & G Associates LLC                           10,000                 10,000
Salientes, Armel                               10,000                 10,000
Sambuchino, Kevin R.                           10,000                 10,000
Scarfone, Frank A. & Iris M.                  100,000                100,000
Schmitt, Elwood G.                             20,000                 20,000
Schmitt, Gerard                                20,000                 20,000

                                       17

Schroeder, William H. III                      10,000                 10,000
Scott, James L                                 20,000                 20,000
Sefen, Ehab M.                                 11,000                 11,000
Setlin, Jeffrey                                50,000                 50,000
Shakouri, Jessie Lee                           15,000                 15,000
Sherman, John L.                               10,000                 10,000
Shetty, Sanjeev D.                             10,000                 10,000
Shevlin, Daniel M.                             10,000                 10,000
Shroff, Adi B.                                130,000                130,000
Shroff, Vispi                                 220,000                220,000
Sinram, Peter                                  40,000                 40,000
Sloter, Julian W.                              50,000                 50,000
Soe, Minn                                      40,000                 40,000
Sokolowski, Martin                             85,000                 85,000
Spurrell, Arthur L.                            80,000                 80,000
Stemberger, Victor J.                          20,000                 20,000
Stolz, Brian                                   10,000                 10,000
Sun Cal Finance Group, Inc.                    40,000                 40,000
Sun Cal Fin Gr Inc.-Ret trust                  40,000                 40,000
Swarna, Bhaskar S.                              5,000                  5,000
Tang, Ron T.                                   80,000                 80,000
Taufer, Dana A.                                30,000                 30,000
Teng, Shuhsiang                                10,000                 10,000
Thein, John                                    15,000                 15,000
Thomas, Benjamin A.                            20,000                 20,000
Tiwari, Sushilkumar                            20,000                 20,000
Tran, Hoa                                      10,000                 10,000
Tran, San                                      10,000                 10,000
Trang, Scott                                   10,000                 10,000
Trunzo, Christopher                            10,000                 10,000
Truong, Rot T.                                 20,000                 20,000
Turley, William                               110,000                110,000
Ujhazy, John E.                                10,000                 10,000
Unchalipongse, Teerawee                        30,000                 30,000
Vellian, Jomy Kurian                           10,000                 10,000
Wever Associates MMDS2-Wever, Leo              16,000                 16,000
White, Raymond E.                              22,222                 22,222
Williams, Bruce W. & Mina                      10,000                 10,000
Wong, Mun Chung                                10,000                 10,000
Wright, Ian                                    22,222                 22,222
Xie, Roger                                     10,000                 10,000
Yeo, Kyee Wan                                  10,000                 10,000
Zahn, David                                    20,000                 20,000
Zappa, Joann M                                 10,000                 10,000
Zappa, Michael J.                              10,000                 10,000
Zappa, Mike/Leo, Anthony                       10,000                 10,000
Zhou, Wen                                      10,000                 10,000

                       Total                8,903,982              8,903,982


Plan of Distribution


     Each selling shareholder is free to offer and sell his or her common shares at such times, in such manner and at such prices as he or she may determine. The types of transactions in which the common shares are sold may include transactions in the over-the-counter market (including block transactions), negotiated transactions, the settlement of short sales of common shares or a combination of such methods of sale. The sales will be at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into agreements, understandings or arrangements with any underwriters or broker- dealers regarding the sale of their shares. The selling shareholders do not have an underwriter or coordinating broker acting in connection with the proposed sale of the common shares.

     The selling shareholders may sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders. They may also receive compensation from the purchasers of common shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Swartz is, and each remaining selling shareholder and any broker-dealer that assists in the sale of the common stock may be deemed to be, an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers and any profit on the resale of the common shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions. The selling shareholders may agree to indemnify broker-dealers for transactions involving sales of the common stock against certain liabilities, including liabilities arising under the Securities Act.

     Because Swartz is and the remaining selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, the selling shareholders will be subject to prospectus delivery requirements.

     We have informed the selling shareholders that the anti-manipulation rules of the SEC, including Regulation M promulgated under the Securities and Exchange Act, may apply to their sales in the market and will provide the selling shareholders with a copy of such rules and regulations.

     Selling shareholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     We are responsible for all costs, expenses and fees incurred in registering the shares offered hereby. The selling shareholders are responsible for brokerage commissions, if any, attributable to the sale of such securities.


Legal Proceedings



The Company, on September 21, 2000, reached a settlement in two lawsuits with a former officer and director claiming payment of $32,000 due for advances made on behalf of the Company. The Company had filed a cross-complaint seeking to recover 4,500,000 shares of its common stock held by the plaintiff, and to be reimbursed for legal fees arising from this action. The settlement was an agreement with the former officer/director litigant and another former officer/director, and provided for the Company to receive 5,500,000 common shares back from the two former officers for cancellation. The Company agreed to disaggregate three of its LMDS licenses and assign one-half of each of the three licenses, with a total net book value of $125,857 (net of accumulated amortization), to an entity to be designated by the former officers.

The Company is a defendant in a lawsuit brought by a creditor of Mid-Cal Express Inc., a wholly owned subsidiary of the Company, seeking payment of approximately $70,000 owed to it by Mid-Cal. In the opinion of counsel representing the Company in this matter, the Company is not liable for any of the causes of action set forth in the Complaint.

There are no other current pending lawsuits involving the company.

The Company is exposed to routine litigation incidental to it's operations in the telecommunications industry. The Company is also peripherally exposed to routine litigation incidental to its former trucking business, primarily involving claims for personal injuries and property damage incurred in the transportation of freight. The Company has turned these matters over to its insurance carrier and management believes these matters will not have a material adverse effect on the Company's financial position or results of operations.

In January 2000 the Company purchased Directors and Officers Liability Insurance with coverage that the Company's Board of Directors deems sufficient to attract and retain talented and experienced personnel.

The legality of the securities offered hereby has been passed upon by Pfeffer & Williams, PC, 155 Montgomery Street, Suite 609, San Francisco, CA 94104.


Directors, Executive Officers, Directors and Control Persons


Certain information about directors and executive officers of the Company is set forth below:

OFFICERS AND DIRECTORS
----------------------

The following table sets forth the names, ages and positions with the Company as of October 31, 2000 of all of the officers and directors (the "Named Executive
Officers") of the Company. Also set forth below is information as to the principal occupation and background for each person in the table.

a)  Directors  and  Executive  Officers  of  the  Company


NAME                   AGE    DIRECTOR SINCE             POSITION
------------           ---    --------------             --------
Norbert Lima            54         1999               Chief Executive Officer
                                                      Director


Stephen Goodman         56         1999               Chief Financial Officer
                                                      Corporate Secretary
                                                      Director

Adrian Lima             29         1999               Vice President-Engineering

William Turley          62         2000               Director

Martin Sokolowski       53         2000               Director

 The following is a brief description of the business background of the executive officers and directors of the Company.


Norbert Lima has been President and CEO and Director for the Company since August 1999. Mr. Lima has over thirty years of telecommunications experience, and will be responsible for implementing the Company's operational systems across multiple markets. Mr. Lima founded and operated NACC-Tel, a California interconnect company, from 1984-1994, where he served as Sales Manager, Technical Services Engineer, and Installation Manager. NACC-Tel merged with Pagers Plus Cellular in 1994, whereby Mr. Lima served as Vice President of Engineering, responsible for RF engineering and construction of 220 MHz systems throughout the US. Under Mr. Lima's direction, Pagers Plus successfully constructed 150 five-channel 220 MHz systems throughout various states. In early 1998, Mr. Lima re-purchased NACC-Tel, along with certain assets of Pagers Plus Cellular, which was subsequently acquired by the Company in 1999, and will remain in operation as its wholly-owned subsidiary.

Mr. Lima worked in various positions for Pacific Telephone for nineteen years, most recently as Engineering Manager from 1981-1983. From 1979-1981, Mr. Lima was District Manager of Construction, where he was responsible for five construction divisions with 275 subordinates and an operating budget of approximately US$16,000,000 per annum. Mr. Lima's career has taken him through multiple levels of the large telecom company, as he also spent eight years as Outside Plant Engineer, where he had responsibilities of planning and designing pole lines, conduit structures, and underground/building cables. Mr. Lima's success enabled his promotion to Engineering Manager, where he became a supervisor for several Outside Plant Engineers, and then Staff Manager from 1978-1979, where he was responsible for conducting Outside Plant Engineering Reviews throughout the states of California and Nevada. Mr. Lima received his BS in Industrial Technology-Electronics and his BA in Public Administration from Fresno State University in 1970.


Stephen Goodman has been Chief Financial Officer, Treasurer, and Director for the Company since August 1999. Mr. Goodman has worked in the telecommunications industry for over eight years, serving as President for both Secure Cellular, Inc. and Pagers Plus Cellular, of San Francisco, from 1992-1999. Mr. Goodman had been responsible for the strategic direction of the companies, and led the company to be named the 25th fastest-growing company in the San Francisco Bay area in 1996. Mr. Goodman developed, structured, and negotiated the majority of the business for the company, which provides prepaid cellular telephone services, prepaid wireless services, and telephone systems to both consumer and corporate customers throughout California.


Mr. Goodman is skilled in banking and finance, having accumulated over thirty years working for various organizations. Mr. Goodman was President of Contra Costa Financial Services, Inc. ("CCFS") from 1989-1992, where he owned and managed this commercial and residential mortgage brokerage/banking firm. Mr. Goodman was involved with the FCC while at CCFS, applying to participate in the lottery for a new spectrum of Specialized Mobile Radio licenses. From 1985-1989, Mr. Goodman worked for various savings & loan companies, and from 1977-1985 he served as President of Bay Capital Corporation & House of Money. Mr. Goodman worked in financial public relations on Wall Street from 1969-1970 and as a stockbroker for Loeb, Rhoades & Company from 1965-1966. Mr. Goodman served as Lieutenant Junior Grade in the US Coast Guard from 1966-1969. Mr. Goodman received his JD from William Howard Taft University in 1995, passing the California Baby Bar in 1992. Mr. Goodman received his BS in Economics from the University of Pennsylvania-Wharton School in 1965, and received his MBA with distinction in Finance from New York University in 1969.

Adrian Lima has been Vice President of Engineering for the Company since its merger in 1999. Adrian Lima is the son of Norbert Lima, the Company's CEO and Chairman of the Board of Directors. Mr. Lima has accumulated over ten years of technical skills and experience while working for NACC-Tel, installing hundreds of telecommunications systems manufactured by several different companies. Mr. Lima is adept at each aspect of interconnect installation, including wire running, termination, hardware programming, troubleshooting, and training. Upon NACC-Tel's merger with Pagers Plus Cellular in 1994, Mr. Lima obtained experience in wireless technologies, enabling him to spearhead the installation of some 750 channels of two-way 220 MHz radio systems. Mr. Lima's technical experience will be instrumental in implementing the Company's expansion plans in the future.


William Turley is President of Communications Engineering Inc. (CEI), a well established provider of telecommunications products and services including turnkey Voice and Data Solutions. He has extensive experience in construction, operations, and engineering in the telephone industry dating from 1952 both in the private and public sectors. He holds a Class A & C-7 California Contractor's License and is a member in good standing of the Building Industrial Consulting Society International (BICSI). Prior to establishing his business in 1977, he was a science educator at Cal State University, San Diego City College, and at Kirchenpaur Gymnasium in Hamburg, Germany. He obtained his M.A. degree in Physical Science in 1971 and his B.S. degree in Physics in 1969, from California State University in San Diego. He is Chairman of the Company's Audit Committee.


Martin Sokolowski is Senior Manager of Strategic Planning at Alcatel USA, Wireless Access Business Unit. Prior to this, Mr. Sokolowski was employed as Technical Services Manager by Bosch Telecom in their Broadband Wireless Access, Global Deployment Division. His engineering experience includes systems engineering, design engineering, planning and scheduling, prototype and first office applications and new product deployment and support. Telecom experience includes overall network design, local telco, wireline and RF wireless systems, LMDS and MMDS point-to-point wireless networks and telecommunications infrastructure. Mr. Sokolowski has received a Bachelor of Engineering Science degree from the University of New York at Stony Brook and a Master of Engineering Administration degree from George Washington University.


Security Ownership of Certain Beneficial Owners and Management


The following table sets forth certain information about the ownership of the Company's Common Stock as of September 30, 2000, by (i) those persons known by the Company to be the beneficial owners of more than 5 percent of the total number of outstanding shares of any class entitled to vote; (ii) each director and officer; and (iii) all directors and officers of the Company as a group. The table includes Common Stock issuable upon the exercise of Options that are exercisable within 60 days. Except as indicated in the footnotes to the table, the named persons have sole voting and investment power with respect to all shares of the Company Common Stock shown as beneficially owned by them, subject to community property laws where applicable. The ownership figures in the table are based on the books and records of the Company.

                Name of         Amount
Title of       Beneficial         and
  Class          Owner         Nature of    Percentages      Address
                                Interest
--------       ---------        ---------    ---------   -----------------

Common Stock                                            2975 Treat Blvd #C8
Par Value                                               Concord, CA 94518
$0.0001        Stephen Goodman   4,518,900      17%


Common Stock                                            409 Center Street
Par Value                                               Yuba City, CA 95991
$0.0001        Adrian Lima       1,072,413       4%

Common Stock                                            409 Center Street
Par Value                                               Yuba City, CA 95991
$0.0001        Norbert Lima      3,600,000      13%


Common Stock                                          155 Montgomery Street,#609
Par Value                                               San Francisco, CA 94104
$0.0001        Irving Pfeffer(a) 3,655,895      14%

Common Stock                                            120 W 45 Street
Par Value                                               New York, NY 10036
$0.0001        David Shaw    (b) 2,711,227      10%

Common Stock  All Directors
Par Value         and
$0.0001        Officers as
                 a Group         9,436,813      35%
----------     ------------     -----------    -----    ----------------------

a) Includes options to purchase 863,708 common shares, which are currently exercisable.
b) Includes options to purchase 33,333 common shares, which are currently exercisable.



Description of Securities

Common Stock

     Our certificate of incorporation authorizes us to issue up to 50,000,000 shares of common stock, par value $.0001 per share. Of the 50,000,000 shares of common stock authorized, 26,717,296 shares are issued and outstanding as of the date of this prospectus.

     Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors from funds legally available for such dividends. We may not pay any dividends on the common stock until cumulative dividends on the preferred stock have been paid in full. Upon liquidation, holders of shares of common stock are entitled to a pro rata share in any distribution available to holders of common stock. The holders of common stock have one vote per share on each matter to be voted on by stockholders, but are not entitled to vote cumulatively. Holders of common stock have no preemptive rights. All of the outstanding shares of common stock are, and all of the shares of common stock offered for resale in connection with this prospectus will be, validly issued, fully paid and non-assessable.


Preferred Stock

     There are 10,000,000 shares of authorized preferred stock. None have been issued.


Warrants


     There are outstanding warrants to purchase 1,521,000 shares of our common stock at a price of $0.531 per share. These warrants were issued to Swartz on September 8, 2000 in consideration of Swartz's commitment to enter into the Investment Agreement. The warrants expire on September 7, 2005. The warrants are exercisable as to 1,014,000 shares as of October 3, 2000. The warrants are exercisable as to the remaining 507,000 shares covered by the Commitment Warrant on the earlier of March 8, 2001, or the date the Registration Statement is declared effective by the Securities and Exchange Commission. The holders of the warrants have the right to have the common stock issuable upon exercise of the warrants included on any registration statement we file, other than a registration statement covering an employee stock plan or a registration statement filed in connection with a business combination or reclassification of our securities.


Experts

     Pfeffer & Williams, PC has provided an opinion on the validity of the securities being registered and upon other legal matters concerning the registration or offering of securities.


     The consolidated balance sheet as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years then ended, included in this prospectus, have been included herein in reliance on the report of Hein + Associates LLP, independent Certified Public Accountants, given the authority of that firm as experts in accounting and auditing.

Where You Can Find More Information

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

     We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the securities offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete and in each instance reference is made to the copy of such contract or documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding Prime and the securities offered under this prospectus, we refer you to the registration statement and such exhibits and schedules which may be obtained from the SEC at its principal office in Washington, D.C. upon payment of the fees prescribed by the SEC.


Disclosure of Commission Position on Indemnification of Securities Act Liability



     The Bylaws of the corporation provide for indemnification for Directors, Officers and controlling persons of the Company against liability under the Securities Act. This includes provisions for indemnification of the underwriter or its controlling persons against such liabilities where a Director, Officer or controlling person of a small business issuer is such an underwriter, or controlling person, or a member of any firm which is such an underwriter. In addition, the corporation has procured Directors' and Officers' liability insurance for acts of the Directors. The SEC has expressed its opinion as disfavoring the use of indemnification agreements.

Organization Within Last Five Years


Company History and Past Performance

Worldnet Tel.com Inc. was formed in 1999 when four founders and an individual angel investor funded the Company. Prior to February 1999, the Company's business was operated as a sole proprietorship owned by Norbert J. Lima, the Company's CEO. The business' operations began in the early 1980's as a business telephone interconnect company. In January 1999, management formed WorldNet Tel.Com Inc. (Worldnet), a Delaware corporation. In February 1999 management formed WNTC Holdings Inc. (WNTC), a Delaware corporation and a wholly-owned subsidiary of Worldnet. In February 1999 management also formed NACC-Tel Corp. (NACC-Tel), a Delaware corporation and a wholly-owned subsidiary of WNTC. At that time the sole proprietorship business operated by Mr. Lima was contributed to NACC-Tel.

Prepaid Tel.com Inc. (Prepaid), A Delaware corporation, was formed in February 1999 as a wholly owned subsidiary of WNTC. Prepaid is a Competitive Local Exchange Carrier (CLEC) certified by the California Public Utility Commission.

LMDS Communications Inc. (LMDS), a Delaware corporation, was formed in February 1999 as a wholly owned subsidiary of WNTC. LMDS is a telecommunications company with interests in the fixed broadband wireless sector. LMDS Communications Inc. obtained LMDS licenses at the 1999 Federal Communications Commission auction and is now deploying broadband fixed wireless services. In 2000 LMDS Communications obtained CLEC Status in the States of Pennsylvania and New York. The CLEC status enables LMDS Communications Inc. to connect to the Public Switched Telephone Network (PSTN) and negotiate "wholesale" rates with Incumbent Local Exchange Carriers (ILEC).

The Company participated in an auction conducted by the FCC between April 27, 1999 (the "Auction") and May 12, 1999 for 161 LMDS licenses. The Company secured 8 Basic Trading Areas (BTA) at the auction for $591,800 (a 45% discount from the Gross Price of $1,076,010). The price per population averages out to approximately $0.56. This compares to a high of $5.53 per pop and an average net bid of $1.35 per pop for the 121 "A Block" licenses auctioned in 1999.


We were originally incorporated in 1999 in Delaware under the name Worldnet Tel.com Inc. Pursuant to a Stock Purchase Agreement (the "Agreement") between Prime Companies, Inc. ("Prime"), a Delaware Corporation, a nonoperating public shell, and Worldnet, Worldnet was merged into Prime through a merger effective August 11, 1999. This gave us immediate access to the capital markets, to facilitate the initial and second stage funding of the build out of the LMDS infrastructure. Prior to the merger, Prime had 6,507,742 shares of common stock outstanding held by various individuals. Pursuant to the agreement, WorldNet was issued 14,500,000 shares of Prime common stock. As a result of the stock exchange, the former shareholders of WorldNet then held 69% of the outstanding shares of common stock of Prime. Pursuant to the Agreement, on the effective date of the merger, the officers and directors of WorldNet became the officers and directors of Prime.

Prior to December 30, 1998 Prime operated as a long-haul temperature-controlled truckload carrier through its wholly owned subsidiary, Mid-Cal Express, Inc. Prime also provided logistics operations through its wholly owned subsidiary, Mid-Cal Express Logistics Inc. Effective December 30, 1998, Prime terminated the operations of these subsidiaries through the sale of substantially all of the operating assets of Mid-Cal Express, Inc. to Gulf Northern Transport, Inc. for 400,000 shares of US Trucking, Inc., the parent to Gulf Northern Transport, Inc. The transaction closed on April 14, 1999 and on April 30 the Company entered into an agreement with the Credit Managers Association of Southern California for the orderly liquidation and payment of the outstanding liabilities of Mid-Cal Express Inc.

Zenith Technologies, Inc. (Zenith), a Delaware Corporation, was formed in December 1998 as a wholly owned subsidiary of Prime Companies, Inc. To date, it has no operations.


In September 1999, the Company acquired Olive Tree Image Engineers, a small Internet Service Provider located in Sacramento, California. In October 1999, the Company completed the acquisition of Marathon Telecommunications, a commercial telephone interconnect business based in Sacramento, California.



DESCRIPTION OF BUSINESS

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
--------------------------------------------------------------------------------

Certain statements made herein or elsewhere by, or on behalf of, the Company that are not historical facts are intended to be forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions about future events and are therefore inherently uncertain.

The Company cautions readers that the following important factors, among others, could affect the Company's consolidated results:

   1. Whether acquired businesses perform at levels used by management in the valuation process and whether, and the rate at which, management is able to increase the profitability of acquired businesses.

   2. The ability of the Company to manage its growth in terms of implementing internal controls and information gathering systems, and retaining or attracting key personnel, among other things.

   3. The amount and rate of growth in the Company's corporate general and administrative expenses.

   4. Changes in interest rates, which can increase or decrease the amount the Company pays on borrowings.

   5.       Changes  in  government  regulation,   including  tax  rates  and
            structures.

   6. Changes in accounting policies and practices adopted voluntarily or required to be adopted by generally accepted accounting principles.

The Company cautions readers that it assumes no obligation to update or publicly release any revisions to forward-looking statements made herein or any other forward-looking statements made by, or on behalf of, the Company.


BUSINESS HISTORY, AND DEVELOPMENT


BACKGROUND


Prior to February 1999, the Company operated as a sole proprietorship operated by Norbert J. Lima, the Company's CEO. The Company began operations in February 1998 when it acquired certain assets of Pagers Plus Cellular (an entity for which the Company's current CEO served as an officer) in exchange for assumption of specified liabilities. In January 1999, management formed WorldNet Tel.com Inc. (WorldNet), a Delaware corporation. In February 1999, management formed WNTC Holdings, Inc. (WNTC), a Delaware corporation and a wholly-owned subsidiary of WorldNet, and NACC-Tel Corp. (NACC-Tel), a Delaware corporation and a wholly-owned subsidiary of WNTC. At that time the operations of the Company were contributed to NACC-Tel.

Prepaid Tel.com Inc. (Prepaid), a Delaware corporation, was formed in February 1999 as a wholly-owned subsidiary of WNTC. Prepaid is a Competitive Local Exchange Carrier ("CLEC") certified by the California Public Utility Commission. Prepaid had no substantial operations during 1999.

LMDS Communications Inc. (LMDS), a Delaware corporation, was formed in February 1999 as a wholly-owned subsidiary of WNTC. LMDS is a telecommunications company with interests in the fixed broadband wireless sector. LMDS had no substantial operations during 1999.

Pursuant to a Stock Purchase Agreement (the "Agreement") between Prime Companies, Inc. (Prime), a Delaware Corporation, a non-operating public shell, and WorldNet, WorldNet was merged into Prime through a merger effective August 11, 1999. Prior to the merger, Prime had 6,507,742 shares of common stock outstanding held by various individuals. Pursuant to the agreement, WorldNet was issued 14,500,000 shares of Prime common stock. As a result of the stock exchange, the former shareholders of WorldNet held 69% of the outstanding shares of common stock of Prime. Pursuant to the Agreement, on the effective date of the merger, the officers and directors of WorldNet became the officers and directors of Prime.

Prior to December 30, 1998 Prime operated as a long-haul temperature-controlled truckload carrier through its wholly-owned subsidiary, Mid-Cal Express, Inc. Prime also provided logistics operations through its wholly-owned subsidiary, Mid-Cal Express Logistics, Inc. Effective December 30, 1998, Prime terminated the operations of these subsidiaries through the sale of substantially all of the operating assets of Mid-Cal Express, Inc. to Gulf Northern Transport, Inc. for 400,000 shares of US Trucking, Inc., the parent company of Gulf Northern. The transaction closed on April 14, 1999, and on April 30, 1999 the Company entered into an agreement with Credit Managers Association of Southern California for the orderly liquidation and payment of the outstanding liabilities of the subsidiaries. These liabilities are to be paid by the collection of Mid-Cal Express, Inc.'s accounts receivable and by the liquidation of up to 400,000 shares of US Trucking (traded on the OTC Bulletin Board symbol
USTK), which have been placed in escrow for the benefit of the creditors of Mid-Cal Express, until the stock is sold on the open market.

Zenith Technologies Inc. (Zenith), a Nevada Corporation, was formed in December 1998 as a wholly-owned subsidiary of Prime Companies, Inc. To date, it has had no operations.


In September 1999, the Company acquired Olive Tree Image Engineers, a small Internet Service Provider located in Sacramento, California. In October 1999, the Company completed the acquisition of Marathon Telecommunications, a commercial telephone interconnect business based in Sacramento, California. The Company is currently reviewing several telecommunications acquisition opportunities that have come to its attention.



THE BUSINESS


The Corporation's mission is to provide a single source for a wide range of telecommunications services to both the consumer and commercial markets.

The Corporation's principals comprise an experienced management team with over 50 years of experience in the telecommunications industry. It is this unusually broad scope of skills and experience which will enable the Corporation to establish a balanced and efficient organization, and to forge strong supplier relationships with major industry manufacturers, such as Alcatel, Ericsson, Pacific Telephone, Samsung, and Texas Instruments, as well as established distributors who intend to market the Corporation's services. Thus, the Corporation is well positioned to offer its clients the depth of knowledge and experience necessary to reach their personal and/or corporate needs and to execute each transaction efficiently and successfully.

The Corporation will derive the majority of its revenues from sales generated by its three specialized subsidiary corporations.

Prepaid Tel.com Inc. currently operates as a "reseller" of "prepaid" services, including prepaid wireline (residential local telephone and long distance) services, in the State of California.

The customer base for prepaid telecommunications services is large and diverse, including: credit-impaired customers, who generally cannot meet the initial deposit requirements for telecommunications services; individuals who prefer to pay in cash; and individuals who want to re-establish credit.

LMDS Communications, Inc. The Corporation intends to capitalize on the broadband fixed wireless communications revolution by providing LMDS (Local Multipoint Distribution Systems) services to various markets in which it has purchased exclusive spectrum licenses from the Federal Communications Commission. LMDS is the broadband wireless technology used to deliver voice, data, Internet, and video services in the 28 to 31 GHz spectrum. The Corporation intends to build, install, and implement the telecommunication systems and offer some or all of the following one and two-way broadband services:

   -      High-speed  Internet  access
   -      Video  teleconferencing
   -      Wireless  local  loop  telephony
   -      Alternative  cable  television  service
   -      High-speed  data  transmission  (i.e.  ATM)

The flexibility offered by LMDS will allow the Corporation to offer a turnkey package of services, including Internet and video teleconferencing, which is what US customers desire: "one-stop shopping" for their telecommunications needs.

A local multi-point distribution system (LMDS) is capable of offering subscribers a variety of one and two-way broadband services, such as video programming distribution; video teleconferencing; wireless local loop telephony; and high-speed data transmission, i.e. internet access. Because of its multi-purpose applications, LMDS has the potential to become a major competitor to local exchange and cable television services.

LMDS systems may consist of multi-cell configuration distribution systems with return-path capability within the assigned spectrum. Generally, each cell will contain a centrally located transmitter (hub), multiple receivers or transceivers and point-to-point links connecting the cell with the central processing center and/or other cells. Licenses are issued for a ten-year term from the initial license grant date. At the end of the ten-year period,
licensees  are  required  to  submit  an  acceptable   showing  to  the  Federal
Communications Commission demonstrating that they are providing "substantial service" to their service area. Licensees failing to demonstrate that they are providing "substantial service" will be subject to forfeiture of their licenses.

LMDS Communications has received certificates from both Pennsylvania and New York State to operate as a facilities based Competitive Local Exchange Carrier.

NACC-Tel Corp. The Company sells, installs, and services business Employees POP Businesses communications systems and provides paging and voicemail services. The Company also maintains these systems under service agreements with its commercial and municipal customers.


COMPETITION


Small and medium-sized businesses currently face a limited choice of alternatives for high-speed Internet access. Over the last few years, digital subscriber line technologies, cable modems, T-1-based solutions and fixed-wireless connections have emerged as alternative technologies for high-speed, always-on service in our country's major metropolitan areas. However, these technologies have not yet reached the country's secondary and tertiary markets; this fact reinforces the viability of the company's strategy to initially target businesses in the markets where we have LMDS licenses.

We believe that our solution will receive wide acceptance by our target customers because our network will provide:

     -    consistent speed and quality of signal;
     - rapid, relatively uncomplicated provisioning of new customers that is not dependent on another provider of local connectivity;
     - symmetrical broadband capacity that will allow us to offer enhanced business communication services such as full motion video conferencing;
     - scaleable, competitive pricing schemes which are based on the number of desktops connected to the network; and
     -    substantially higher speeds and an easy path to increased bandwidth.


MARKETING AND CUSTOMERS


The growth of the Internet is leading to a global society where every business must obtain access to the Internet, or World Wide Web, and utilize "online" functionality in order to fulfill its information needs. The Company will capitalize on this need by providing these services in its markets.

LMDS now provides vital communications services to regions that heretofore did not justify wireline services, typically because the inherent costs outweighed the potential revenues. With the old method, it was difficult to actually lay the wire and install these systems. With LMDS, the wireless technology enables easy implementation at any business, requiring installation at the business' building only.

LMDS offers the ability to provide various, vital telecommunications services via one, efficient, cost-effective medium. Through the Company's licenses in its various territories, it will deliver a better "package" for these businesses and thus provide them with greater value, as opposed to the need to sign up with several different suppliers. The company's NACC-Tel subsidiary will readily support and provide business telephone interconnect services, voicemail, and paging services to our LMDS customers. In some markets we may also provide ISP services such as Internet web site hosting for our LMDS customers.



EMPLOYEES


The Company had nine full-time employees and one part-time employee at December 31, 1999. On October 31, 2000 the Company had 19 full-time employees and one part-time employee.


Situation Overview


As highlighted previously, Prime Companies, Inc. conducts its operations under three main subsidiaries:

   1.       Prepaid Tel. Com, Inc;
   2.       NACC-Tel Corp. and
   3.       LMDS Communications, Inc.

The company operates as a CLEC within three states-- California, Pennsylvania, and New York. The company has established long-term relationships with two equipment vendors: Alcatel for the LMDS equipment and RC Networks for the deployment of DSL access concentrators in conjunction with wireless DSL and LMDS.

Of the Company's subsidiaries, LMDS Communications, Inc. has required our largest investment. The acquiring of the LMDS licenses, the equipment and the personnel to support these services are necessary investments to support the operations and implementation of LMDS by Prime Companies, Inc.


Market Summary and Target Markets


LMDS Communications, Inc.

We have prepared detailed micro market analyses of each individual BTA including the BTAs in aggregate, the counties within each BTA, each major economic center and analysis within a three mile radius of our initial proposed hub sites. These studies were prepared in order to determine the best possible location for a "Line of Sight" (LOS) hub location within the densest business centers of each BTA.

Prime Companies, Inc. has begun to roll out its LMDS services in its licensed service territories within northwestern Pennsylvania, and southwestern New York State.

These Service Territories are identified as follows:

   BTA Name                                        State            POP                Businesses     Employees
------------------------------------------------------------------------------------------------------------------------
  New Castle                                         PA            95,256                 3,240        33,133
------------------------------------------------------------------------------------------------------------------------
  Sharon, PA                                         PA           122,824                 5,295        57,880
------------------------------------------------------------------------------------------------------------------------
  Meadville, PA                                      PA            90,277                 3,740        37,684
------------------------------------------------------------------------------------------------------------------------
  DuBois-Clearfield, PA                              PA           127,624                 4,438        42,776
------------------------------------------------------------------------------------------------------------------------
  Oil City - Franklin, PA                            PA           105,271                 3,595        39,188
------------------------------------------------------------------------------------------------------------------------
Jamestown, NY Warren, PA- Dunkirk,
                       NY                          NY, PA         181,409                 7,196        79,830
------------------------------------------------------------------------------------------------------------------------
  Olean, NY-Bradford, PA                           NY, PA         240,734                 8,882        91,036
------------------------------------------------------------------------------------------------------------------------
  Indiana, PA                                        PA            88,482                 2,999        31,172
------------------------------------------------------------------------------------------------------------------------
TOTAL                                                           1,051,877                39,385       412,699
------------------------------------------------------------------------------------------------------------------------


The total population of the Prime Companies eight Service Territories is just over 1 million. There are over 39,000 businesses that employ over 400,000 people. This is our LMDS service territory and the number of customers that we will obtain is finite, because generally the population and business growth of these areas will remain constant over the next five to ten years.

The market focus of Prime Companies, Inc. for LMDS Services is all businesses and, in the future all residents of this geographic region. We have completed site analyses to determine where the most concentrated areas of population, businesses and employees are in order to target our marketing efforts.

NACC-Tel Corp.
NACC-Tel's telephone systems will be marketed and sold through word of mouth and as a cross sell to our LMDS and DSL customers as we get to understand their needs.

The Company anticipates that our wireless DSL market will grow at the rate of the national average in the first two years due to our partnership with RC Networks and our sales force efforts.

Prepaid Tel Com, Inc.
The Company has begun to capitalize on the telecommunications needs of a large and diverse customer segment, projected to increase by approximately 23% per year through 2004, including:

o Credit-impaired customers who cannot obtain residential telephone service. In certain neighborhoods in California there are as many as 4% of the local residents who cannot obtain a home telephone. Nationally the statistic is 2%. Additionally, certain people prefer to pay in cash, such as individuals or ethnic groups who either do not use credit or do not want to receive a bill for an unexpected or unanticipated amount.

o The undocumented immigrant who is unable to satisfactorily establish his identity to the satisfaction of the local RBOC Telephone Company.

o Parents of teenagers, looking to enable their children while simultaneously maintaining a reasonable, fixed monthly expenditure. Likewise, university or college students, who typically have little income, poor or non-existent credit, and sporadic assistance from their parents, and are striving to live off their own individual income and/or student loans.

The Company launched its service in October 1999 and wholesales its service through a network of independent retail Agents.

Market Demographics

Demographic Summary LMDS Communications, Inc.
Prime Companies, Inc. has gathered a significant number of data points in our LMDS Service Territory to give us a full understanding of our market and our customers. First, the market is rural and contains small tertiary cities whose growth and existence was a result of a booming manufacturing economy of the 50's 60's and 70's. Oil, steel mining and manufacturing were significant contributors to the existence of these areas. It is easy to picture these areas as farming communities, but they never did, and still do not, depend on farming as a major contributor to their economies. When the US economy as a whole shifted from reliance on the manufacturing sector to a service economy, these areas of employment were hard hit. They have however, recovered, but they may never return to the times of full employment at union wages.

Twenty to thirty  years ago the major  employers  were,  U. S. Steel,  Bethlehem
Steel, Standard Oil, General Electric and Talon Zipper. Today the major employers are hospitals, medical centers, universities, municipalities, and Wal-Mart. Unemployment on average is low at comparable rates to the rest of the country.

The LMDS Service Territories
Population and Business
The Olean, NY-Bradford PA BTA ranks highest in population, businesses and employees. However, detailed in the charts in Section XXX is a summary of our site analyses which determined the BTA with the highest concentration of population, businesses and employees as the Jamestown, Chautauqua County, New York BTA.

Income

o Within the Service Territory, the median household income is $30,631, which is 26 percent lower than the U.S. average.

o Income levels of households in their prime earning years are a good indicator of current spending power. 33 percent of individuals are in the 45 to 64 year old range and approximately four percent of these households earn $100,000 or more per year.

o Median income levels have increased 27.7 percent since 1990 and are expected to increase by 15.4 percent over the next five years.

Age and Ethnic Make-up

o The median population age is 36.9 years and 17 percent are 65 years or older.

o Whites represent approximately 94 percent of the population, Blacks, 4 percent and Asians and Hispanics under one percent. This compares to the national composition of 79.39 percent White, 12.2 percent Black, 3.64 percent Asian and 11.1 percent Hispanic origin.

Employment and Occupation

o Of the population, 58.6 percent is in the workforce and 2.81 percent is unemployed. The labor force includes 35 percent blue-collar workers and 65 percent white-collar workers. This is 6.7 percent higher concentration of blue-collar workers than the U. S.

Housing

o    Median  home  values  are  generally   lower  than  the  U.S.   average  at
     approximately $45,900 and rents on average range from $220 to $400.

o Currently, an estimated 74 percent of dwellings are owned and 26 percent are rented.

3-Mile Radii
Given the composition of LMDS' service reach, we have done detailed site analyses to determine the best possible location for a first hub in each of our Service Territory BTA's. The summary Chart below indicates that a first round of hub installations will cover approximately 24% of businesses and 32 percent of employees within the Prime Companies Pennsylvania and New York State Service Territory.

---------------------------------------------------------------------
          City           Zip           Number of          Employees
                                      Businesses
---------------------------------------------------------------------
  New Castle               16101               1,666
                                                              17,436
---------------------------------------------------------------------
  Ellwood City             16117                 335           3,197
---------------------------------------------------------------------
  Hermitage/Sharon         16148               1,360          17,538
---------------------------------------------------------------------
  Meadville                16335               1,188          17,820
---------------------------------------------------------------------
  DuBois                   15801                 791           9,952
---------------------------------------------------------------------
  Punxsutawney             15767                 565           4,549
---------------------------------------------------------------------
  Franklin City            16323                 630           8,727
---------------------------------------------------------------------
  Oil City                 16301                 509           4,819
---------------------------------------------------------------------
  Jamestown                14701               1,790          34,083
---------------------------------------------------------------------
  Olean                    14760                 958          13,501
---------------------------------------------------------------------
  Indiana                  15701               1,078          12,651
---------------------------------------------------------------------
---------------------------------------------------------------------
                                              10,870         144,273
---------------------------------------------------------------------

LMDS Market Needs
Prime Companies has developed a customer survey to determine the needs of our customers within the LMDS Pennsylvania and New York Service Territory. We have interviewed in the way of lead generation over 200 potential customers in our New Castle Territory. The results of the survey are summarized below.

Internet Importance

o Almost 50 percent of those surveyed indicate that the internet is very important to the growth of their business.

o While only 35 percent considered other technologies important to the growth of their business

Importance of Price

o Almost 50% percent of those surveyed are satisfied with the price of their telecom services

Current Internet Usage

o 75 percent of those businesses surveyed use the internet and 20% who use the internet have an intranet

o of those surveyed who do not use the internet 66 percent have an initiative to get connected

o    35 percent have a website o 95% still use dial-up access to the internet

Choosing an ISP
o almost 60% said that speed is important in choosing an ISP o almost 70% said that technical support is important o almost 70% said ease of use and installation are important

Interest in LMDS

o 60 percent of businesses surveyed turned into a sales lead for LMDS Communications, Inc.

o    80  percent  of  businesses   surveyed  said  that  they  would  like  more
     information regarding LMDS Communications, Inc. and its services


Market Trends
The Players

Prime Companies Inc. believes the elements necessary for wide-scale deployment of fixed-wireless networks finally have come together: commercially available equipment, operational networks and customers hungry for bandwidth. According to the Strategis Group global revenues from fixed-wireless technology (such as LMDS Services) will reach $16.3 billion by 2004 and by 2003, broadband wireless networks will service almost half of U. S. businesses and more than a third of
U. S. households. Pioneer Consulting projects that U.S. LMDS revenues will reach $4.5 billion domestically by 2005.

There are currently around five million subscribers using broadband wireless services, in more than 80 countries. In the US there are only about one million subscribers.

Prime Companies, Inc. does not view other companies who acquired LMDS licenses at the FCC auction as competitors bur rather as information agents for spreading the word about LMDS and fixed wireless technology. As our customers hear about other geographic regions where LMDS technologies are successful, they will gain confidence in its abilities and become more open to Prime Companies Inc. delivering them the product.

Teligent is a 24 GHz ("DEMS") license holder that launched its broadband voice and data services to 40 U.S. markets, and plans to build out fixed wireless networks internationally this year. Winstar Communications Inc., which owns licenses at 38 GHz has fixed-wireless networks running in 45 of the 60 markets it is targeting. Nextlink Communications Inc., the major LMDS license holder at 28 GHz, intends to have broadband wireless service operational in 25 markets by year-end. In late 1999 and early 2000 it launched services in Los Angeles and Dallas. High-Speed.Com LLC has networks running in several western U.S. cities. Advanced Radio Telecom Corp., which has licenses in the 39 GHz spectrums, already operates in seven markets. ART will reach over 40 U. S. markets over the next few years.

Speedy provisioning and competitive pricing are the marketing tactics these companies employ. Teligent has competed successfully against incumbents by offering a flat monthly rate based on 30 percent of a customer's typical local phone and internet costs. Winstar also has pricing at up to 30 percent less than the territory incumbents.

Demand for Bandwidth

Current internet industry research suggests that by 2002 the majority of users will find dial-up modem access unacceptable. Growth of high-speed internet access will accelerate over the next five years. By the end of 2002, there is projected to be approximately 75 million high-speed internet users. The migration to high-speed access will redefine what users expect from basic telecommunications service: always-on connectivity, bandwidth-on-demand, and mobility will be the criteria.

A number of trends point toward increased need for high-speed access. Availability of multimedia content, as well as virtual reality, multi-player games, IP voice and video conferencing, and other applications will drive internet users to demand high-speed access. Consumer requested dialup video streams will increase from 171 million in 1999 to 1 billion in 2005, according to Webcast Track.(1)

-------------------------------
(1) Data from Cyberatlas.com - internet research company

Many new networks being laid run between 96 and 144 fiber pairs per conduit, so the total bandwidth potential available on a single network is projected to be sufficient to carry current U.S. traffic at least 20 times over. There is a tremendous amount of bandwidth as a result of fibers being laid, but also because of switching and transmission advances in the form of dense wave division multiplexing (DWDM). This is 160 wavelengths multiplexed onto single fibers. The bottleneck in the high-speed internet experience is the access portion of networks - the last mile.


According to Bill Gates "Bandwidth bottlenecks are the biggest obstacle to where we'd like to take the PC."2 Plentiful bandwidth exists at the core of the information infrastructure, but users are forced to access the infrastructure through narrow pipe that is labeled the "last mile." The last mile is the portion of a network that runs from a user to the nearest point, hub or central office. Traditionally, that has been the ILEC local loop running from homes and business to a central switching office. Currently only 4% of offices are connected to fiber that allow them full advantage of increased bandwidth speed and efficiency.

Access to Bandwidth

Four years ago only ten percent of people in the U. S. used the internet. According to Jupiter Communications, today 50% of people in the US3 use the internet. The increase in the number of Web sites featuring multimedia offerings and interactive graphics will push consumers to sign up for broadband access services. Multimedia is expected to spur this growth because of the average file transfer increase of 15 times4 what it was just a few years ago, rendering traditional dial-up service increasingly inadequate.
A range of wireline transmission technologies is poised to allow access to the internet and are summarized in the chart below.

------------------------------ -------------------------
Technology                     Data Range
------------------------------ -------------------------
Cable Modems                   30 Mb/s
------------------------------ -------------------------
XDSL Modems                    9 Mb/s
------------------------------ -------------------------
DS2                            6.312 Mb/s
------------------------------ -------------------------
T1                             1.544 Mb/s
------------------------------ -------------------------
ISDN PRI                       1.5 Mb/s
------------------------------ -------------------------
Frame Relay                    56 kb/s to 1.536 Mb/s
------------------------------ -------------------------
ISDN BRI                       56 to 128 kb/s
------------------------------ -------------------------
Analog modems                  56 kb/s
------------------------------ -------------------------

LMDS delivers high-speed internet access as fast as 1.5 gigabits per second downstream (from cell to end user) and 200 mill bits per second upstream. Even on a heavily loaded system during peak hours that would yield 7 Mb/s down and 1Mbs up per user.


-------------------------
2 InfoWorld, Sept. 21, 1998
3 Data from Cyberatlas.com
4 Data from Cyberatlas.com

Currently, there are two major technologies competing for subscribers for consumer high-speed internet access: Cable Modems and XDSL Modems. DS2 and T1 are subscribed to by larger business with multi-year contracts. ISDN is not available in all areas but when deployed is available to both business and consumer subscribers. ISDN technology has never gained acceptance in the market place. There are advantages and disadvantages to each technology and no single technology has gained universal acceptance by businesses or consumers.

How Businesses Use the Internet
Research by the U. S. Small Business Administration reveals that 60% of all Small Businesses use the internet and 60% of those businesses have a Website. The results of our consumer survey indicate that 70% of the Company's market uses the internet while 35% surveyed have a website.

Within our market 95% of those surveyed use dial-up modems, compared to the national statistic of 93%, New Castle PA does not have far to go. Nationally, approximately one-third of the total number of small-business employees are on-line. Research, document exchange, and downloading software are the most popular activities. Only a few employees -- 18 percent -- shop online for their companies.

The industries with the strongest online presence are real estate, retail trade, manufacturing, and legal services. Real estate agencies lead internet access: an estimated 82 percent have an internet connection. Forty percent of retail stores have a website and 15 percent conduct e-commerce.

According to most studies done by internet researchers the demand for high-speed internet access will have a higher growth rate than internet adoption in general. This is for both household and business usage. Forward Concepts estimated that by 2005 the installed based of broadband-enabled consumers will reach 35 million. Small business penetration will reach 50 percent and penetration into business with over 100 employees could reach 75 percent according to current estimates.

Market Sales and Growth

Our  LMDS  sales  and  growth  is  dependent  on  four  major  factors  -

o    our  installation  schedule
o    our penetration rate - acceptance into the market
o    our sales staff
o    the competitive strategies of the ILECs and Cable Companies in our markets

Basically our demographic market will not grow over the next five years. What will increase is the demand by more businesses and consumers for internet access and an increased demand for more internet speed.

Over the past few years there has been rapid accelerated growth of the cable modem market with the DSL market just beginning to emerge. The installation of DSLs grew 300 percent in the US for the first half of 1999 beyond analysts' projections. Cable modem service has been in the marketplace for about two years and DSL has been in the marketplace for about 18 months.

Market Penetration Rates for Broadband Access

---------------------------------------------------------------------------------------------------------------------------
                   Year                           1998                1999                2000           Growth Rates
---------------------------------------------------------------------------------------------------------------------------
Cable Modem Subscribers                         450,000          1.2 million           2.3 million*       167%         92%
---------------------------------------------------------------------------------------------------------------------------
XDSL Service Subscribers                                             189,000               800,000^                   323%
---------------------------------------------------------------------------------------------------------------------------
                                      *as of April 2000
---------------------------------------------------------------------------------------------------------------------------
                                     ^as of August 2000
---------------------------------------------------------------------------------------------------------------------------

         Source:  Paul Budde Communications

The growth of these technologies is dependent upon the demand for high-speed access, acceptance by consumers, the evolution of the internet infrastructure, multimedia content and regulation. The goal of LMDS and Broadband wireless services is not only the high-speed internet but also operating as a CLEC a portion of the $110 billion a year local telephone business, entertainment services and e-commerce solutions.

CLEC's are showing that a telecommunications company can be highly successful focusing on Tier 2 and Tier 3 Service Territories. Examples of this include McLeod USA, an Iowa CLEC who received $1billion in funding and TDS Metrocom and Jato Communication Corp who target rural areas have also raised considerable funding5. Current analysis of the aggregate data on CLEC revenue suggests significant and sustainable growth in all areas. New Paradigm Resources Group, Inc., which published "CLEC Report 2000", states that revenues are growing not from new companies entering the market but as a result of CLEC expansion. When CLEC's first began to compete with the RBOCs there was a concern that the most lucrative Tier 1 markets would see new offering and competitive pricing. The current trend is for CLECs to meet the market demand that has been ignored in Tier 2 and 3 markets. The chart below gives a snapshot view of the CLEC industry.

However, given the infrastructure that both of these technologies rely on their growth potential is finite. Currently there are 22,000 Central Offices in the US and 3,742 are deployed with DSL equipment.

-------------------------------
5 "Xchange", June 2000; Appraising the CLEC Landscape

----------------------------------------------------------
               CLEC 1999 Industry Snapshot
----------------------------------------------------------
Companies identified                                  190
--------------------------------------
Telecom service revenue                    $23.65 billion
--------------------------------------
Total Revenue                              $26.86 billion
--------------------------------------
Network route miles                               161,717
--------------------------------------
Buildings Served                                  387,955
--------------------------------------
Access Lines                                   10,366,127
-------------------------------------- -------------------
                            Source:  New Paradigm Resources Group, Inc.
                            CLECS Identified are facilities based

In 1998-1999 there were approximately 160 facilities-based CLECs. By the end of 1999, that number increased 19 percent to 190. In addition, the total revenues of CLECs rose from $10.64 billion in 1998 to $26.85 billion in 1999 -- a total of 152 percent. Focusing on this growth the graph below highlights CLEC revenue growth from 1997 to 2001.




                        CLEC REVENE GROWTH 1997 TO 2001e

                                [GRAPHIC OMITTED]



The growth in these revenues indicates that businesses and consumers are becoming more and more accepting of telecommunications services provided by CLECs. These strong growth rates experienced in both the broadband access market and the CLEC market assist the Company in determining appropriate growth rates for its product lines. Additionally, the Pioneer Groups latest study on Broadband Wireless Access estimates that worldwide services revenues will reach $35.6 billion by 2010. With the industry experiencing growth rates of over 100 percent per year.

According to a study by study by Allied Business Intelligence the growth of cable and DSL services have been slowed by line congestions and slow deployment of incumbents. As a result the study says consumers are looking at wireless technologies, specifically LMDS. The study says forecasts more than 9 million6 broadband wireless subscribers by 2005.


---------------------------------
6 CLEC Planet, January 2000 reporting on study titled "LMDS, MMDS and ISM 2000:
  Global Markets and Trends for Fixed Wireless Broadband.

Competition
The race for delivering broadband internet access is a highly competitive one, with much at stake. With the growth of the internet's functionality, and the booming economy, no one really doubts that there will be enormous demand for a high-speed always-on connection option. There are three major competing technologies7 as primary access methods for high-speed internet access -- cable modems, xDSL and broadband fixed wireless (LMDS and MMDS).

Within LMDS service territories we assess a minimal competitive threat from Bell Atlantic (Verizon) and Adelphia Cable. With the acquisition of GTE by Bell Atlantic, the predominant ILEC throughout this service Territory is Verizon with a presence of Alltel in some localities. Adelphia Cable is headquartered in Bradford, PA which is within our Olean, NY-Bradford, PA BTA however, are in the process of relocating their headquarters to Buffalo, New York about 100 miles north of our Jamestown service territory.

Given this limited competitive threat from major telecommunications companies within our LMDS Service Territory, the Company believes that we will be the broadband access provider of choice for these customers. Be it through our LMDS service, wireless DSL or as an alternative to the ILEC. Verizon has not shown an aggressive marketing campaign in these areas and we believe this is due to the lack of incentive for them to redefine their business. DSL competes with their dedicated access line product line and Verizon is interested in protecting this existing market. Additionally, the availability of DSL provided by Verizon in these areas is limited based on the aging infrastructure of their outside plant and the distance of many business out of range of their central office.

There is also a lack of interest in these Tier 2 and 3 service markets by both cable and ILEC due to their focus on Tier 1 markets and the share that they have already lost within these local loops. These companies have concerns with long-time investors and employees-- people who want to see steady profits and jobs. They are not in the position to make large investments in rural areas and appear to be leaving this market up for grabs for CLECs and other providers. By the time these larger Telcos notice these area the Company will already be there for these customers who will come to rely on us for their growing telecom needs. The Company is relying on the incumbent's slow sometimes-troublesome deployment of wires broadband services, which will lead to opportunities for us to deliver.

Marketing Strategy

LMDS services are positioned to supply highspeed Internet access and data transfer services to under serviced rural areas that currently require high-speed broadband access to the Internet. Unlike Bell Atlantic (Verizon), LMDS will build relationships with its customers and provide superior customer service. We will mirror this customer service position within our other product lines. Additionally, we will know our customers so that we may recommend to them the value added services we offer that will enhance their telecom solutions.

----------------------------------

7 T1 is not considered a competing technology because of its high cost and speed of delivery. Currently there are approximately 550,000 T1 lines in the US.

Mission

Prime Companies, Inc. through its various product lines offers a diverse portfolio of alternative telecommunications services to small through mid-sized businesses and governmental agencies. Prime Companies, Inc. and its subsidiaries LMDS Communications, Prepaid Tel.com, and NACC-Tel, promises its customers quality services that enhance their own technologies to assist them with better operations and business growth. In rural areas where LMDS Communications does business, we aspire to be the high-speed broadband service provider of choice for all businesses.

Marketing Objectives

1.   Establish  Prime  Companies,  Inc.,  its  subsidiaries  and sales  staff as experts.
2. Establish relationships within the communities we do business. Provide premier customer service to a once under served and ignored market place.
3.   Educate the business community on our products.
4.   Brand  -name  reference  clients.  Our market  analysis of each of our LMDS territories indicates who the major employers are. These employers generally have the respect of their communities and are considered leaders by other businesses. By establishing service with these businesses first, and referencing them by name and contact phone number we will gain acceptance and additional business.
5.   Maintaining a quality technological edge over our competitors.


The following discussion relates to our actual operating results for the periods noted. The operating results discussed include the operations of acquired companies from the effective dates of their acquisitions. Given that each year includes revenues and expenses from new acquisitions, we believe that the operating results for 1999 are not directly comparable to the operating results for 1998.


Management's Discussion and Analysis of Financial Condition and Results of Operation


Results of Operations For the Fiscal Year ended December 31, 1999 Compared to the Year ended December 31, 1998.

During the year ended December 31, 1999, sales revenue from continuing operations increased to $441,663 from $209,823 for the corresponding period of the prior year. The increase in revenue is attributed to increased marketing by the Company and greater demand as customers continued to upgrade systems to be Y2K compliant.

The gross margin as a percent of revenues increased to 63% for the year December 31, 1999 from 42% in the corresponding period of the prior year. The improvement in the gross margin is due to additional discounts for volume purchases provided to the Company by its telephone vendors.

The Company's selling, general and administrative expenses for the year ended December 31, 1999 increased to $599,474 from $143,002 for the corresponding period of the prior year. The increase is attributed to increased marketing efforts and additional corporate overhead costs associated with the merger with Prime.

As a result of the reverse merger in August 1999, the Company recorded a one-time charge of $428,194 for the cost of the merger, representing Prime's net liabilities in excess of assets immediately prior to the merger.

Interest expense for the year ended December 31, 1999 increased to $199,089 from $14,796 for the corresponding period of the prior year. The increase is attributed to the increased debt assumed in the merger with Prime.


Results of Operations For the Nine Month Period ended September 30, 2000 Compared to the Nine Month Period ended September 30, 1999.

During the nine month period ended September 30, 2000, sales revenue increased to $373,563 from $199,860 for the corresponding period of the prior year. The increase in revenue is attributed to the integration of Marathon Telecom into Nacc-Tel Corp., increased marketing efforts, and to our being awarded a high percentage of the contract proposals we had bid on.

The gross margin as a percent of revenues increased to 74% for the nine months ended September 30, 2000 from 57% in the corresponding period of the prior year. The increase in the gross margin is due to additional discounts for volume purchases provided to the Company by its telephone vendors, and a change in the mix of sales from predominantly service calls in the third quarter of 1999 to service calls and new installations in the third quarter of 2000.

The Company's selling, general and administrative expenses for the nine month period ended September 30, 2000 increased to $1,430,762 from $185,726 for the corresponding period of the prior year. The increase is attributed to increased marketing efforts, additional corporate overhead costs associated with the merger with Prime, employee and outside director stock option programs, and expenses related to the launching of our LMDS systems.

A loss on investment was recorded during the three month period ended September 30, 2000 in the amount of $1,156,000. This has reflected what is believed to be a permanent decline in the value of U.S. Trucking. No similar loss was recorded in the corresponding three month period of the prior year. No similar loss was recorded in the corresponding nine month period of the prior year.

Interest expense for the nine month period ended September 30, 2000 increased to $73,091 from $31,858 for the corresponding period of the prior year. The increase is attributed to the increased debt assumed in the merger with Prime, and the beneficial conversion feature of notes that were converted to common stock, offset by the payoff of most of the Company's liabilities during the first quarter of 2000. Interest expense during the fourth quarter of 2000 should be minimal, as most of the Company's liabilities were settled during the three month period ended March 31, 2000.


At September 30, 2000 approximately $22,880 representing 31% of trade receivables was due from 2 customers. For the nine month period ended September 30, 2000 none of our customers accounted for more than 10% of sales. For the nine month period ended September 30, 2000 none of our customers accounted for more than 10% of sales.


Liquidity and Capital Resources For the Fiscal Year ended December 31, 1999 Compared to the Year ended December 31, 1998.


At December 31, 1999, the Company had cash of $237,403 and a working capital deficit of $61,836. The primary cause of the deficit position resulted from the assumption of net liabilities in the merger with Prime.

Cash used in  operations  was  $124,970  for the year ended  December  31,  1999 compared to $24,986 in 1998. The cash used in operations was primarily attributed to the net loss offset by noncash charges for depreciation, the one-time, noncash charge related to the merger, and an increase in accrued interest.

Cash provided by investing activities, consisting primarily of proceeds from the sale of property held for sale, was $1,060,211 for the year ended December 31, 1999. Cash used in investing activities, consisting of purchases of property and equipment, was $7,635 for the period ended December 31, 1998.

Cash used in financing activities was $701,317 for the year ended December 31, 1999 and consisted of $740,565 paid on notes payable (with the proceeds from the sale of property held for sale) offset by $39,248 of proceeds from notes payable (used for operating expenses). Cash provided by financing activities was $36,100 for 1998 and consisted of capital contributions.


Liquidity and Capital Resources For the Nine Month Period ended September 30, 2000 Compared to the Nine Month Period ended September 30, 1999.
---------------------------------------------------------------

At September 30, 2000, the Company had cash of $1,073,819 and working capital of $358,341. The increase during the nine months ended September 30, 2000 was due primarily to the completion of the Company's Private Placement Offering during the first quarter of 2000.

Cash used in operations was $936,934 for the nine months ended September 30, 2000 compared to cash provided by operations of $116,788 for the corresponding period in the prior year. The cash used in operations was primarily attributed to the overhead costs associated with the merger with Prime and the development and launching of our LMDS systems.

Cash used in investing activities increased to $203,040 for the nine months ended September 30, 2000 compared to cash used of $17,324 for the corresponding period in the prior year. The increase is attributed to the purchase of equipment associated with the development and launching of our LMDS systems, and our wireless DSL service.

Cash provided by financing activities was $1,976,390 for the nine months ended September 30, 2000, compared to cash used of $47,273 for the corresponding period in the prior year. The cash provided resulted from the completion of the Company's Private Placement Offering of common stock during the first quarter of 2000, offset by payments on notes payable.

In March 2000, the Company sold 6,569,444 shares of its common stock in private placement offerings, raising $2.4 million. Additionally, in February 2000 creditors holding $1,240,216 (balance due as of February 28, 2000) of notes payable, plus accrued interest of $66,971, converted their debt into 2,904,860 restricted common shares of the Company. In March 2000 another creditor converted $143,720 of short term debt, plus accrued interest of $107,884, into 561,111 restricted common shares of the Company. These notes were converted into common shares at the same price offered to the investors who purchased common shares through the private placement that closed March 31, 2000. The offering price was below the market price at the time, causing a non-cash loss on extinguishment of debt in the amount of $1,852,595 during the three months ended March 31, 2000. In September, 2000 a creditor converted $100,000 of short term debt, plus accrued interest of $9,778, into 312,500 restricted common shares of the Company.

On October 3, 2000 the Company entered into an Investment Agreement with an institutional investor, enabling the Company to sell up to $30 million of its common stock, over a 36 month period beginning on the date a registration statement to be filed with the Securities and Exchange Commission is declared effective by the SEC. The terms of the Agreement limit the number of shares the Company may sell each month to the lesser of 1.5 million shares, $2,000,000, or 15% of the volume of its shares traded during the month. The Company is not obligated to sell any shares to the investor, but the investor's commitment to purchase shares is irrevocable. The Investment Agreement provides for a non-usage fee to be paid by the Company to the investor, up to the amount of $100,000 during each 6 calendar month period, in the event that the Company has not sold at least $1,000,000 of shares to the investor during the 6 month period. However, the Company will not be required to pay a non-usage fee for any six month period during which it has sold to the investor the maximum number of shares, based upon the above limitations, allowable under the Agreement. In the event the Company terminates the Agreement, a termination fee of up to $200,000 will be due to the investor. The Company issued the investor a Commitment Warrant to purchase 1,521,000 shares at $0.531 as consideration for the $30 million Investment Agreement. None of the Warrants were exercisable on or before September 30, 2000. The warrant is exercisable as to 1,014,000 shares as of October 3, 2000. The warrant is exercisable as to the remaining 507,000 shares covered by the Commitment Warrant on the earlier of March 8, 2001, or the date the Registration Statement is declared effective by the Securities and Exchange Commission. The Company is subject to various covenants contained in the agreement.

Management believes the existing cash, and the anticipated proceeds from the $30 million equity line, will be sufficient to sustain its operations for at least the next 12 months.

The Company's ability to fully develop its Local Multipoint Distribution Service business is dependent upon its ability to obtain financing for the infrastructure equipment and working capital to develop the market opportunities. Management believes the cash on hand plus the anticipated proceeds from the $30 million equity line will be sufficient to sustain its operations for at least the next 12 months.


Impact of Recently Issued Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (FASB133), "Accounting for Derivative Instruments and Hedging Activities." This statement requires that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement was amended by FASB 137, issued in June 1999, such that it is effective for the Company's financial statements for the year ending December 31, 2001. The Company does not believe the adoption of FASB133 will have a material impact on assets, liabilities or equity.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, entitled "Revenue Recognition in Financial Statements." SAB 101A was issued by the SEC on March 24, 2000 and delays the required implementation date of SAB 101 until the second quarter of 2000. SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in the financial statements of public companies. The Company does not believe that the adoption of SAB 101 will have a material effect on its financial position or results of operations.


Seasonality and Inflation

Management does not believe the Company's operations are significantly affected by seasonality or inflation.


Year 2000 Compliance

The Company has experienced no disruption in its operations that management can attribute to Year 2000 issues. In addition, the Company has seen no Year 2000-related problems itself or received any reports of such problems from entities with which it transacts business.



Acquisition of Professional Services Firms

In addition to organic growth, a key component of our overall growth strategy is the acquisition of, or investment in, complementary businesses, technologies, services and products. We have acquired two companies since 1999 and intend to continue to pursue opportunities to acquire similar businesses.


We believe our acquisitions have supported our growth and enhanced the quality of services we offer our clients. Our acquisitions have allowed us to rapidly build our base of professionals in the context of a tight labor market for experienced technical and creative professionals. Our broadening Internet coverage has allowed us to better meet the needs of our national clients and to attract new clients who seek integrated services across diverse geographic areas. We have also been able to expand our service offerings through the acquisition of companies with complementary products and skill sets. Additionally, we expect to achieve cost synergies by consolidating management and back-office operations and sharing technical infrastructure.


We evaluate acquisitions based on numerous quantitative and qualitative factors. Quantitative factors include historical and projected revenues and profitability, geographic coverage and backlog of projects under contract. Qualitative factors include strategic and cultural fit, management skills, customer relationships and technical proficiency. We used our common stock as the primary consideration. We anticipate that we will use common stock and cash as the primary form of consideration for future acquisitions.

We strive to integrate all acquired companies into our operating organization. This integration includes business development, delivery of services, managerial and administrative support, benefits, purchasing and all other areas.

All of our acquisitions have been accounted for using the purchase method. Under the purchase method, the financial data of the acquired entities are consolidated with our financial results from the effective dates of their acquisition. For each acquisition, a portion of the purchase price is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair market values on the acquisition date. The remaining unallocated portion of the purchase price is allocated to intangible assets, primarily goodwill, and amortized on a straight-line basis over the estimated period of benefit, which is currently 10 years. We evaluate the period of benefit on a company-by-company basis. We expect to incur acquisition-related amortization expenses as a result of our acquisition program.

We have incurred recurring operating losses and negative cash flows from operating activities, but have positive working capital. We believe that our available equity financing arrangement with Swartz will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. However, there can be no assurance that we will receive financing from Swartz, that we will not require additional financing within this time frame or that such additional financing, if needed, will be available on terms acceptable to us, if at all.



Description of Property


The Company leases and rents the following facilities as general office, engineering, and retail space per the terms of the leases or on a month-to-month basis as applicable:

Location                            Type               Size          Annual Rent
--------                            ----               ----          -----------


Yuba City, Ca*              Office, Engineering,     1,100 sq. ft.     $11,058
                                    Retail

Concord, California                 Office             700 sq. ft.     $ 9,180


Sacramento, California              Office           1,200 sq. ft.     $ 6,205


Sacramento, California              Storage            200 sq. ft.     $   900

*An officer and director of the Company is the landlord of this property.

Certain Relationships and Related Transactions


Norbert Lima, a Director and the Company's CEO, owns the real estate in which the Company's headquarters is located. The Company paid rent of $11,000 in 1999 and 1998 on its headquarters. A three year lease agreement was authorized by the Board of Directors in June, 2000 and was entered into and executed that month.


Market for Common Equity and Related Stockholder Matters


MARKET

The Company's Common stock has traded on the NASDAQ OTC Bulletin Board under the symbol PRMC since May 17, 1998. The following table presents high and low prices for the Company's common stock published by the National Quotation Service, Inc. The quotations represent prices in the over-the-counter-market between dealers in securities and do not include retail markup, markdown or commissions and do not necessarily represent actual transactions. Quarterly market price information for the Company's shares of common stock is as follows:


QUARTER  ENDING         HIGH      LOW
----------------       ------    ------
June  30,  1998         3.00      3.00
September  30, 1998     3.25      0.31
December  31,  1998     3.50      1.00
March  31,  1999        2.50      0.125
June  30,  1999         0.56      0.125
September  30,  1999    0.50      0.22
December  31,  1999     0.50      0.25
March  31,  2000        4.31      0.30
June  30,  2000         2.625     1.00
September 30, 2000      1.25      0.3125


SHAREHOLDERS

As of October 24, 2000 the number of shareholders of record of common stock, excluding the number of objecting beneficial owners whose securities are held in street name, was approximately 1,285. The number of shareholders whose securities were held in their name was 270 on that date. The number of non-objecting beneficial owners whose securities were held in street name on that date was 1,015.

Executive Compensation


The following table sets forth the aggregate cash compensation paid to all officers of the Company. The officers received no other compensation from the
Company:


Name and Principal Position        Year            Salary

Norbert Lima, CEO                  1999          $28,850
                                   1998            6,752

Stephen Goodman, CFO.              1999            5,500

Adrian Lima, VP-Engineering        1999           54,347
                                   1998           37,642


EMPLOYMENT AGREEMENTS


In accordance with the Commission Rules, the following is a list of all Compensatory Plans or Arrangements of the Company:

            Prime Companies 401(k)
            Prime Companies, Inc. Incentive Stock Option Plan

On January 14, 2000, the Company approved compensation for its CEO and CFO each at the rate of $8,333 per month for the year 2000. In April 2000 the Company approved compensation for its Vice-President - Engineering at the rate of $6,000 per month. Messrs. Lima and Goodman were awarded employment agreements in September 2000.


STOCK OPTIONS



There are outstanding options on 2,680,920 shares to various individuals. Each option provides the right to purchase one share of common stock at either $1.00 per share, $3.00 per share or $6.00 per share. 2,555,209 of these options expire December 31, 2000, and 105,711 of these options expire December 31, 2002 and 20,000 of these options expire December 31, 2003. All of the options expiring in 2003 are exercisable at $1.00 per share. Mr. Goodman, Mr. Adrian Lima, and Mr. Norbert Lima have rights under the Year 2000 and the Year 1999 Employee Stock Option Programs. There are no other warrants, rights, conversion, privileges, or other rights pursuant to which Mr. Goodman, Mr. Adrian Lima or Mr. Norbert Lima or any other current Officer or Director, except Mr. Turley who has rights under the Year 2000 Outside Director Stock Option Program, has the right to acquire further shares in the Corporation.


There were no stock options granted in 1999.


In March 2000, the Board of Directors approved an employee stock option program for all employees on staff as of January 31, 2000, whereby each employee is granted the right to purchase the number of shares equal to 1999 gross earnings (at Prime or any of its subsidiaries) at $1.00 per share; the options are to expire December 31, 2002, and are immediately exercisable. The Company has Recorded compensation expense of $109,014 in connection with the 1999 Employee Stock Option Program during the nine months ended September 30, 2000.

In March 2000, the Board of Directors also approved an employee stock option program for all employees employed by Prime in 2000, whereby each employee is granted the right to purchase the number of shares equal to 2000 gross earnings (at Prime or any of its subsidiaries) at $1.50 per share; the options are to expire December 31, 2003, and do not vest until December 31, 2000. The Company has not incurred additional compensation expenses for the nine months ended September 30, 2000 in connection with the 2000 Employee Stock Option Program.

In March 2000, the Board of Directors also approved a stock option program whereby each outside director was granted an option for the year 2000, to expire December 31, 2002, on 20,000 shares at $1.00 per share. The options vest on January 1, 2001 to each current outside director who is still a director on that date. As of September 30, 3000, the Company incurred additional consulting expense of $15,450 for this stock option program.


DIRECTOR COMPENSATION


The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof. The Company compensates directors $500 for each meeting of the Board attended by such director.

In August, 2000, the Board of Directors authorized compensation to members of the Audit Committee at the rate of $500.00 per meeting.



CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.


None


EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K.


The following documents are filed as part of this report:

1)   Financial statements.

2) Financial statement schedules. Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto incorporated by reference herein.

3)   Exhibits.

Exhibit                            Description
-------                            -----------

3.1      Amended and Restated Certificate of Incorporation of the Company

3.2      Bylaws of the Registrant as Amended

4.1      Specimen - Common Stock Certificate of the Registrant

4.2      Registration Rights as Amended

4.3      Copy of License Agreement Issued By FCC

4.4      Swartz Investment Agreement

4.5      Warrant to Purchase Common Stock issued to Swartz

5.1      Opinion Letter

10.1     Binding Letter of Intent with New Wave Networks LLC
         (To be filed by amendment)

10.22    Employment Agreement of Norbert J. Lima

10.23    Employment Agreement of Stephen Goodman


10.24    Lease Agreement made between the Registrant and Norbert J. Lima

21.2     List of Subsidiaries


23.1     Consent of Hein + Associates LLP



4)   Reports on Form 8-K


                                    NONE



RECENT SALES OF UNREGISTERED SECURITIES


In February 2000 creditors  holding  $1,240,216  (balance due as of February 28,
2000) of notes payable, plus accrued interest of $66,971, converted their debt into 2,904,860 restricted common shares of the Company.

In March 2000, the Company sold 6,569,444 shares of its common stock in private placement offerings, under an exemption offered by Regulation D of the Securities and Exchange Act, raising $2.4 million. Additionally, in March 2000 another creditor converted $143,720 of short term debt, plus accrued interest of $108,750, into 561,111 restricted common shares of the Company. These notes were converted into common shares at the same price offered to the investors who purchased common shares through the private placement that closed March 31, 2000. The offering price was below the market price at the time, causing a non-cash loss on extinguishment of debt in the amount of $1,852,595 during the three months ended March 31, 2000.

In April 2000, the Company issued 1,000 shares of common stock at a price of $2.00 per share for an internet domain name.

In June 2000 the Company issued 12,829 shares of common stock, at market value on the date of issuance, to a consultant for services rendered related to market research conducted in its LMDS markets.

In June 2000 the Company issued 273,427 shares of common stock, at market value on the date of issuance, for services rendered related to the private placement that closed on March 31, 2000.

In September 2000 the creditor of a $100,000 convertible note due October 1, 2000 converted the balance then due of $109,778 (including accrued interest of $9,778) into 312,500 shares of the Company's common stock, which have been issued in full satisfaction of the note. The Company incurred additional interest expense of $40,625 due to a beneficial conversion feature of the note. In September 2000 the Company entered into an agreement with two former officers, directors, and shareholders to settle two lawsuits between the parties. As part of the settlement, the Company will receive 5,500,000 common shares back from the two former officers for cancellation. The Company will disaggregate three of its LMDS licenses and assign one-half of each of the three licenses, with a total net book value of $125,857 (net of accumulated amortization), to an entity to be designated by the former officers. Due to the related party nature of the transaction, the Company recorded the settlement based on its historical cost because recording the transaction at the fair market value of the shares would have resulted in a material gain between related parties.




Undertakings


     (a)  The undersigned registrant hereby undertakes that it will:

     (1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any additional or changed material information on the plan of distribution;


     (2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that it will:

     (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497 (h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

     (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in Yuba City, California on November 17, 2000.



PRIME COMPANIES, INC.


                                      By:  /s/ Norbert J. Lima
                                     ----------------------------------------
                                      Norbert J. Lima, Chief Executive Officer


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature                  Title                                    Date
---------                  -----                                    ----


/s/ Norbert J. Lima    President, Director,
____________________   Chief Executive Officer
Norbert J. Lima        (Principal Executive Officer)
                                                               November 17, 2000


/s/ Stephen Goodman    Chief Financial Officer, Secretary,
____________________   Treasurer, Director
Stephen Goodman        (Principal Financial Officer)           November 17, 2000




/s/ William Turley,    Director
_____________________
William Turley                                                 November 17, 2000



/s/ Martin Sokolowski, Director
_____________________                                          November 15, 2000
Martin Sokolowski

                              PRIME COMPANIES, INC.
                                AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                         DECEMBER 31, 1998 AND 1999 and
                For the NINE Months Ended sEPTEMBER 30, 1999 and
                                2000 (unaudited)

                   INDEX TO CONSOLIDATE FINANCIAL STATEMENTS





                                                                                                               PAGE


Independent Auditors' Report.......................................................................................F-2

Consolidated Balance Sheet - December 31, 1999 and September 30, 2000 (unaudited)..................................F-3

Consolidated Statements of Operations - For the Years Ended December 31, 1998 and 1999, and
     For the Nine Months Ended September 30, 1999 and 2000 (unaudited).............................................F-4

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)  -  FOR THE YEARS ENDED DECEMBER 31,
     1998 AND 1999, AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (UNAUDITED)...................................F-5

Consolidated Statements of Cash Flows - For the years ended December 31, 1998, and 1999, and.......................F-6
     For the Nine Months Ended September 30, 1999 and 2000 (unaudited)

Notes to Consolidated Financial Statements.........................................................................F-7




                          INDEPENDENT AUDITORS' REPORT





To the Board of Directors and Stockholders
Prime Companies, Inc.,
Yuba City, California



We have audited the accompanying consolidated balance sheets of Prime Companies, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prime Companies, Inc. and subsidiaries at December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

/s/HEIN + ASSOCIATES LLP


HEIN + ASSOCIATES LLP
Certified Public Accountants

Orange, California
April 20, 2000, except for paragraphs 2 through 4 of Note 4 which are as of August 31, 2000.



                                       PRIME COMPANIES, INC. AND SUBSIDIARIES

                                            CONSOLIDATED BALANCE SHEETS



                                                                      DECEMBER 31,              SEPTEMBER 30,
                                                                         1999                      2000
                                                                  -----------------        -----------------
                                                                                                 (unaudited)
ASSETS
Current assets:

     Cash and cash equivalents                                     $        237,403         $      1,073,819
     Accounts receivable                                                     28,405                   72,891
     Inventory                                                               13,850                   37,589
     Deposits and other current assets                                       31,700                    3,031
     Net assets held for sale                                               661,702                     -
                                                                   ----------------         ----------------
         Total current assets                                               973,060                1,187,330

Property and equipment,  net of accumulated
     depreciation of $31,308 and $57,104,
     at december 31, 1999 and september 30, 2000
     (unaudited), respectively                                              103,671                  278,212

Licenses, net of accumulated amortization of $30,774
     and $58,954 at december 31, 1999 and
     september 30, 2000 (unaudited), respectively                           584,698                  412,681

Intangible                                                                     -                       2,000
                                                                   -----------------        ----------------

Total assets                                                       $      1,661,429          $     1,880,223
                                                                     ==============         ================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
     Current portion of notes payable to related parties           $        180,500         $           -
     Convertible notes payable                                              496,220                     -
     Accounts payable                                                       159,715                   84,382
     Accrued interest                                                       167,110                     -
     Other accrued expenses and liabilities                                  31,351                  117,868
     Liabilities in excess of assets held for sale                             -                     626,739
                                                                   -----------------        ----------------
              Total current liabilities                                   1,034,896                  828,989

NOTES PAYABLE TO RELATED PARTIES, less current portion                    1,240,216                     -
                                                                   ----------------         ----------------
              Total liabilities                                           2,275,112                  828,989
                                                                   ----------------         ----------------

COMMITMENTS AND CONTINGENCIES (Notes 3 and 13)                                 -                        -

STOCKHOLDERS' EQUITY (DEFICIT):
     Preferred stock, $.0001 par value, 10,000,000 shares
         authorized, none issued and outstanding                               -                        -
     Common stock, $.0001 par value, 50,000,000 shares
         authorized, 21,582,125 and 26,717,296 issued
         and outstanding at December 31, 1999 and
         September 30, 2000 (unaudited), respectively                         2,158                    2,672
     Additional paid-in capital                                             282,244                6,383,471
     Unrealized gain on available-for-sale securities                       125,000                     -
     Accumulated deficit                                                 (1,023,085)              (5,334,909)
                                                                   -----------------        -----------------
              Total stockholders' equity (deficit)                         (613,683)               1,051,234
                                                                   ----------------         ----------------
Total liabilities and stockholders' equity (deficit)               $      1,661,429         $      1,880,223
                                                                   ================         ================

     See accompanying notes to these consolidated financial statement.



                                               PRIME COMPANIES, INC. AND SUBSIDIARIES

                                                CONSOLIDATED STATEMENTS OF OPERATIONS


                                                               FOR THE YEARS ENDED
                                                                  DECEMBER 31,                 For the nine months ended
                                                                                                           SEPTEMBER 30,
                                                      ----------------------------------------  ------------------------------------
                                                            1998                  1999                1999                2000
                                                      ------------------   -------------------  ------------------  ----------------

                                                                                                   (unaudited)         (unaudited)

Sales revenues                                       $       209,823      $        441,663     $       199,860     $       373,563
                                                     ---------------      ----------------     ---------------     ---------------

Costs and expenses:
     Cost of sales                                           121,166               163,550              85,359              98,922
     Selling, general, and administrative expenses           143,002               599,474             185,726           1,430,762
     Expense recognized for net liabilities assumed
       in reverse merger                                          -                428,194               -                   -
                                                     ---------------      ----------------     ---------------     ---------------
         Total costs and expenses                            264,168             1,191,218             271,085           1,529,684
                                                     ---------------      ----------------     ---------------     ---------------

     Loss From Operations                                    (54,345)             (749,555)            (71,225)         (1,156,121)
                                                     ---------------      ----------------     ----------------    ----------------

Other income (expense):
     Interest income                                           -                    -                    -                  37,610
     Interest expense                                        (14,796)             (199,089)            (31,858)            (73,091)
     Loss on securities available for sale                     -                    -                    -              (1,156,000)
                                                     ---------------      ----------------     ---------------     ----------------
         Net other income/(expense)                          (14,796)             (199,089)            (31,858)         (1,191,481)

                                                             (69,141)             (948,644)           (103,083)         (2,347,602)
Loss before taxes & extraordinary item
     Provision for taxes                                       -                     5,300                -                  -
                                                     ---------------      ----------------     ---------------     ----------------

Loss before extraordinary item                               (69,141)             (953,944)           (103,083)         (2,347,602)

Extraordinary loss on extinguishment
     of debt                                                    -                    -                    -             (1,852,595)
                                                     ---------------      ----------------     ---------------     ---------------

NET LOSS                                             $       (69,141)     $       (953,944)    $      (103,083)    $    (4,200,197)
                                                     ================     =================    ================    ================

Basic & diluted per share information:

    Loss before extraordinary item                   $         (0.02)     $          (0.06)    $         (0.01)    $         (0.08)
    Extraordinary loss on extinguishment of debt                -                    -                    -                  (0.06)
                                                     ----------------     ----------------     ---------------     ----------------
    Net loss                                         $         (0.02)     $          (0.06)    $         (0.01)    $         (0.14)
                                                     ===============      =================    ================    ================

Weighted average shares outstanding                        4,500,000            16,680,764          14,500,000          29,112,248
                                                     ===============      ================     ===============     ===============




                                  See accompanying notes to these consolidated financial statement.

                                      F-4


                     PRIME COMPANIES, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY (DEFICIT)
 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND NINE MONTHS ENDED SEPTEMBER 30, 2000 (UNAUDITED)




                                                                                                  UNREALIZED GAIN
                                                            COMMON STOCK                            (LOSS) ON
                                                      --------------------------    ADDITIONAL   AVAILABLE-FOR-
                                                                                     PAID-IN          SALE
                                                        SHARES         AMOUNT        CAPITAL        SECURITIES
                                                      -----------  -------------  ------------    ------------
BALANCES, January 1, 1998                                   --      $      --      $      --      $      --

     Capital contributions                             4,500,000            450         35,650           --
     Net loss                                               --             --             --             --
                                                     -----------    -----------    -----------    -----------
BALANCE, December 31, 1998                             4,500,000            450         35,650           --

     Shares issued for services                       10,517,241          1,051        220,341           --
     Shares issued in merger transaction               6,507,742            651           (651)          --
     Stock issued in acquisitions                         57,142              6         26,904           --
     Comprehensive loss:
         Net Loss                                           --             --             --             --
         Unrealized gain on available-for-sale
              securities                                    --             --             --          125,000
         Total comprehensive loss                           --             --             --             --
                                                     -----------    -----------    -----------    -----------
BALANCE, December 31, 1999                            21,582,125    $     2,158    $   282,244    $   125,000
                                                     -----------    -----------    -----------    -----------

     Shares returned per settlement (unaudited)       (5,500,000)   $      (550)   $   (13,680)   $      --
     Issuance of common stock in connection with
     conversion of debt (unaudited)                    3,778,471            379      3,562,306           --
     Issuance of common stock, net of offering
          costs (unaudited)                            6,842,871            684      2,408,706           --
     Compensation expense recognized upon issuance
     of stock options (unaudited)                           --             --          124,464           --
     Shares issued for purchase of other assets
         (unaudited)                                       1,000           --            2,000           --
     Shares issued for services (unaudited)               12,829              1         17,431           --
     Comprehensive loss:
         Net Loss (unaudited)                               --             --             --             --
         Reclassification adjustment on available
         for-sale securities (unaudited)                    --             --             --         (125,000)
         Total comprehensive loss (unaudited)
                                                     -----------    -----------    -----------    -----------
BALANCE, September 30,2000 (unaudited)                26,717,296    $     2,672    $ 6,383,471    $      --
                                                     ===========    ===========    ===========    ===========


                                                                       TOTAL
                                                                    STOCKHOLDERS'
                                                     ACCUMULATED       EQUITY
                                                       DEFICIT       (DEFICIT)
                                                       -------       ---------
BALANCES, January 1, 1998                           $      --      $      --

     Capital contributions                                  --           36,100
     Net loss                                            (69,141)       (69,141)
                                                     -----------    -----------
BALANCE, December 31, 1998                               (69,141)       (33,041)

     Shares issued for services                             --          221,392
     Shares issued in merger transaction                    --             --
     Stock issued in acquisitions                           --           26,910
     Comprehensive loss:
         Net Loss                                       (953,944)
         Unrealized gain on available-for-sale
              securities                                    --
         Total comprehensive loss                           --         (828,944)
                                                     -----------    -----------
BALANCE, December 31, 1999                           $(1,023,085)   $  (613,683)
                                                     -----------    -----------

     Shares returned per settlement (unaudited)      $  (111,627)   $  (125,857)
     Issuance of common stock in connection with
     conversion of debt (unaudited)                         --        3,562,685
     Issuance of common stock, net of offering
          costs (unaudited)                                 --        2,409,390
     Compensation expense recognized upon issuance
     of stock options (unaudited)                           --          124,464
     Shares issued for purchase of other assets
         (unaudited)                                        --            2,000
     Shares issued for services (unaudited)                 --           17,432
     Comprehensive loss:
         Net Loss (unaudited)                         (4,200,197)          --
         Reclassification adjustment on available
         for-sale securities (unaudited)
         Total comprehensive loss (unaudited)                       (4,325,197)
                                                     -----------    -----------
BALANCE, September 30,2000 (unaudited)               $(5,334,909)   $ 1,051,234
                                                     ===========    ===========



      See accompanying notes to these consolidated financial statement.
                                      F-5


                                               PRIME COMPANIES, INC. AND SUBSIDIARIES

                                                CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                    For the years ended                   FOR THE YEARS ENDED
                                                                         DECEMBER 31,                         SEPTEMBER 30,
                                                            ----------------------------------  ------------------------------------
                                                                  1998              1999               1999                2000
                                                             ---------------   ---------------  -----------------  -----------------
                                                                                                     (unaudited)        (unaudited)
Cash flow from operating activities:

     Net loss                                               $      (69,141)    $     (953,944)  $      (103,083)   $     (4,200,197)
     Adjustments to reconcile net loss to net cash
       provided by (used in) operating activities:
     Extraordinary loss on extinguishment of debt                   -                  -                 -                1,852,595
     Bad debt                                                       -                  -                 -                    6,233
     Depreciation and amortization                                  11,526             49,506            11,222              73,007
     Impairment on investment                                       -                  -                 -                1,156,000
     Interest related to beneficial conversion feature
       of note payable/convertible debenture                        -                  -                 -                   40,625
     Compensation recognized upon issuance of stock and
       stock options                                                -                  -                 -                  124,464
     Stock issued for services                                      -                 221,392            -                   17,432
     Noncash expense recognized upon reverse merger                 -                 428,193           219,383               -
     Changes in operating assets and liabilities:
     Accounts receivable                                           (10,158)           (17,247)            1,591             (50,719)
     Inventory                                                      12,779             (7,620)         (12,320)             (23,739)
     Prepaid expenses and other current assets                        (350)           (22,878)          (3,447)              30,321
     Change in liabilities in excess of assets held for
       sale                                                         -                  -                 -                    7,441
     Accounts payable                                               30,358            (10,965)          12,225              (75,334)
     Accrued liabilities                                            -                 188,593           25,000              104,937
     Due to/from owner                                              -                  -               (33,783)               -
                                                            --------------     --------------   --------------     -----------------
         Net cash provided by (used in) operating
             activities                                            (24,986)          (124,970)          116,788            (936,934)
                                                            --------------     --------------   ---------------    ----------------

CASH FLOW FROM INVESTING ACTIVITIES:
     Purchases of property and equipment                            (7,635)           (14,744)          (17,324)           (203,040)
     Sale of property held for sale                                 -               1,074,955            -                    -
                                                            --------------     --------------   ---------------    ----------------
         Net cash provided by (used in) investing
             activities                                             (7,635)         1,060,211           (17,324)           (203,040)
                                                            ---------------    --------------   ----------------   -----------------

CASH FLOW FROM FINANCING ACTIVITIES:
     Capital contributions                                          36,100            -                  -                    -
     Proceeds from sale of stock                                    -                 -                  -                2,409,390
     Principal borrowings on notes payable                          -                 -                  -
     Proceeds from notes payable                                    -                  39,248            10,000               -
     Principal payments on notes payable and
       long-term debt                                               -                (740,565)          (57,273)           (433,000)
                                                            --------------     ---------------  ----------------   -----------------
         Net cash provided by (used in) financing
             activities                                             36,100           (701,317)          (47,273)          1,976,390
                                                            --------------     ---------------  ----------------   -----------------

Increase in cash and cash equivalents                                3,479            233,924            52,191             836,416

Cash and cash equivalents, beginning of period                      -                   3,479             3,479             237,403
                                                            --------------     --------------    ---------------    ----------------

CASH AND CASH EQUIVALENTS, end of period                    $        3,479     $      237,403   $        55,670    $      1,073,819
                                                            ==============     ==============   ===============    ================

SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash payments for:
         Interest                                           $       14,796     $       31,979   $      -           $       -
                                                            ==============     ==============   ===============    ================
         Income taxes                                       $       -          $       -        $      -           $       -
                                                            ==============     ==============   ===============    ================
Supplemental disclosure of non-cash
    TRANSACTIONS:
     Assets acquired for assumption of debt                 $       94,573     $     -          $     -            $       -
                                                            ==============     ==============   ===============    ================
     Notes payable issued to acquire licenses               $       -          $      615,472   $     -            $       -
                                                            ==============     ==============   ===============    ================
     Note payable issued to acquire property and
         equipment                                          $       -          $       10,076   $     -            $       -
                                                             ==============     ==============   ===============    ================
     Net assets acquired in exchange for stock              $       -          $       26,910   $     -            $       -
                                                            ==============     ==============   ===============    ================
     Contributions by stockholder                           $       -          $    -           $        40,091    $
                                                            ==============     ==============   ===============    ================
     Conversion of Note Payable and Accrued Interest to
         Common Stock                                       $       -          $    -           $     -            $      1,669,466
                                                            ==============     ==============   ===============    ================
     Issuance of Common Stock for intangible asset          $       -               -           $     -            $          2,000
                                                            ==============     ==============   ===============    ================
     Return of 5,500,000 shares of Common Stock             $       -          $    -           $     -            $        125,857
                                                            ==============     ==============   ===============    ================
         per settlement agreement

       See accompanying notes to these consolidated financial statement.
                                      F-6

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)



1.       ORGANIZATION AND NATURE OF OPERATIONS:
         -------------------------------------

          The consolidated financial statements include the accounts of Prime Companies, Inc. and its wholly owned subsidiaries (collectively, "the Company"). The Company operates in one segment and began operations on February 20, 1998 as NACC-Tel, a sole proprietorship operated by Bert Lima (the Company's CEO) when it acquired certain assets of Pagers Plus, Inc. (an entity for which Bert Lima served as an officer) in exchange for assumption of specified liabilities. NACC-Tel provides paging services and installation and servicing of interconnect and business communication systems.

          In February 1999, Mr. Lima, along with three other principals, formed Worldnet Tel.com, Inc. (Worldnet), a Delaware corporation, to form the legal structure for the Company's further development. Bert Lima, subsequently contributed the operations of NACC-Tel to Worldnet, with interests in the Company assigned to the other three principals in exchange for services to be provided for the further development of the Company's operations. Worldnet contributed the operations of NACC-Tel to NACC-Tel Corp., a Delaware corporation formed as a wholly-owned subsidiary of WNTC Holdings, Inc., which was formed as a wholly-owned holding company subsidiary of Worldnet. For financial statement purposes, the operations of NACC-Tel are considered the business of Worldnet and the financial statements reflect the historical financial position and results of operations and cash flows of NACC-Tel.

          Pursuant to an Stock Purchase Agreement (the "Agreement") between Prime Companies, Inc. ("Prime"), a Delaware Corporation, a nonoperating public shell, and Worldnet, Worldnet was merged into Prime through a merger effective August 11, 1999.

          For financial statement purposes, Worldnet was considered the acquiring company, and Worldnet has treated this transaction as an acquisition of Prime. For legal purposes, however, Prime remained the surviving entity. Therefore, the combined entity retained Prime's capital structure. Prior to the merger, Prime had 6,507,742 shares of common stock outstanding held by various individuals. Pursuant to the agreement, Worldnet was issued 14,500,000 shares of Prime common stock. As a result of the stock exchange, the former shareholders of Worldnet hold 69% of the outstanding shares of common stock of Prime. At the time of the merger, Prime had liabilities in excess of net assets of $428,194. This amount was been charged to operations on the date of the merger as a cost of the reorganization.

     The accompanying financial statements the Company reflect the operations of Worldnet and its subsidiaries and consolidate the operations of Prime and its subsidiaries commencing on the date of the merger.

     The Company's other wholly-owned subsidiaries as described below:

     Prepaid Tel.com Inc. (Prepaid), a Delaware corporation, was formed in February 1999 as a wholly-owned subsidiary of WNTC. Prepaid is a Competitive Local Exchange Carrier ("CLEC") certified by the California Public Utility Commission. Prepaid had no substantial operations during 1999.

     LMDS Communications Inc. (LMDS), a Delaware corporation, was formed in February 1999 as a wholly-owned subsidiary of WNTC. LMDS is a telecommunications company with interests in the fixed broadband wireless sector. LMDS had no substantial operations during 1999.

     Mid-Cal Express, Inc. and Mid-Cal Express Logistics, Inc. (collectively, Mid-Cal) are wholly-owned subsidiaries of Prime. Mid-Cal ceased operations in December 1998 (prior to the acquisition by Worldnet) and is in the process of liquidating its assets and settling outstanding liabilities.

     Zenith Technologies Inc. (Zenith), a Delaware Corporation, was formed in December 1998 as a wholly-owned subsidiary of Prime Companies, Inc. To date, it has had no operations.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
         -------------------------------------------

     Principles of Consolidation - The consolidated financial statements include the accounts of Prime Companies, Inc. and its wholly owned subsidiaries (collectively, "the Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

     Cash and Cash Equivalents - For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     Inventories - Inventories of installation equipment and materials are stated at the lower of cost (first-in, first-out method) or market.

     Property and Equipment - Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives (ranging from 5 to 7 years) of the respective assets. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of properties sold, or otherwise disposed of, and the related accumulated depreciation or amortization are removed from the accounts, and any gains or losses are reflected in current operations.

     Intangibles - Intangibles include the amounts paid to the FCC to purchase licenses for Local Multipoint Distribution Services in certain markets. The licenses are being amortized on a straight-line basis over the initial term of the license, which is ten years.

     Impairment of Long-Lived and Intangible Assets - In the event that facts and circumstances indicate that the cost of long lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

     Revenue Recognition - Revenue is generated from installation of business phone systems recognized as installations are completed.

     Income Taxes - The Company accounts for income taxes under the liability method which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined, based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


     Net Assets (Liabilities in excess of assets) Held for Sale - Net assets (liabilities in excess of assets) held for sale include 400,000 shares of common stock of US Trucking, Inc., and cash of Mid-Cal Express, Inc. (the Company's inactive trucking subsidiary) net of payables to unsecured creditors of Mid-Cal Express Inc. The assets are pledged as security for the unsecured creditors and are being held in escrow pending final settlement of the claims. As of September 30, 2000, the liabilities of Mid-Cal Express, Inc. exceeded the liabilities by $626,739 (unaudited). Refer to Note 5.

     Earnings Per Share - Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Common stock equivalents as of December 31, 1998 and 1999 and September 30, 1999 and 2000 were anti-dilutive and excluded from the earnings per share computation.

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates.

     The Company's financial statements are based upon a number of significant estimates including the allowance for doubtful accounts, the estimated lives of property and equipment, licenses, and intangibles, and the realizability of deferred tax assets. Due to the uncertainties inherent in the estimation process, it is at least reasonably possible that these estimates will be further revised in the near term and such revisions could be material.

     Investments - The U.S. Trucking stock included in net assets (liabilities in excess of assets) held for sale is considered available for sale. These securities are carried at fair value with unrealized gains or losses, net of tax, reported as a separate component of stockholders' equity. The change in unrecognized gain on available-for-sale securities during 2000 includes reclassification adjustments for $1,156,000 of losses recognized in income from a permanent impairment taken against the investment due to a significant decrease in the market value of the shares.

     Stock-Based Compensation - The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB25) and related interpretations in accounting for its employee stock options. In accordance with FASB Statement No. 123 "Accounting For Stock-Based Compensation" (FASB123), the Company will disclose the impact of adopting the fair value accounting of employee stock options. Transactions in equity instruments with non-employees for goods or services have been accounted for using the fair value method prescribed by FASB123.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)

     Concentrations of Credit Risk - Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly effected by changes in economic or other conditions. In accordance with FASB Statement No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments Concentrations of Credit Risk," financial instruments that subject the Company to credit risk are primarily accounts receivable. The credit risk amounts shown do not take into account the value of any collateral or security.

          The customers of the Company's primary operations are located primarily in California. At December 31, 1999 and September 30, 2000, approximately $13,800 and $22,880 representing 48% and 31% of trade receivables was due from two customers. No other customers accounted for more than 10% of the Company's trade receivables at December 31, 1999 and September 30, 2000.

          Fair Value of Financial Instruments - The estimated fair values for financial instruments under FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision.

     The following methods and assumptions were used in estimating the indicated fair values of the Company's financial instruments:

     Cash and cash equivalents: The carrying amount approximates fair value because of the short maturity of those instruments.

     Investments:   Investments  included  in  net  assets  held  for  sale  are considered available-for-sale and are carried at market value based on quoted market prices.

     Long-term and other debt: The fair value of the Company's debt is estimated based on current rates offered to the Company for debt with similar terms and maturities and approximates carrying value.

     Impact of Recently Issued Standards - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (FASB133), "Accounting for Derivative Instruments and Hedging Activities." This statement requires that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement was amended by FASB 137, issued in June 1999, such that it is effective for the Company's financial statements for the year ending December 31, 2001. The Company does not believe the adoption of FASB133 will have a material impact on assets, liabilities or equity.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No 101, entitled "Revenue Recognition in Financial Statements." SAB101A and SAB101B were issued by the SEC and delay the required implementation date of SAB101 until the fourth quarter of 2000. SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in the financial statements of public companies. The Company does not believe that the adoption of SAB 101 will have a material effect on its financial position or results of operations.

     Interim Financial Information - The September 30, 1999 and 2000 financial statements have been prepared by the Company without audit. In the opinion of management, the accompanying financial statements contain all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the Company's financial position as of September 30, 2000 and the results of operations and cash flows for the nine months ended September 30, 1999 and 2000. The results of operations for the nine months ended September 30, 2000 are not necessarily indicative of those that will be obtained for the entire fiscal year.


3.       BASIS OF PRESENTATION:
         ----------------------

          The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company has recorded losses for the year ending December 31, 1999, resulting in an accumulated deficit of $1,023,085, as of December 31, 1999. Cash used in operations during the year ended December 31, 1999 was $24,986.

          Management expects to achieve profitable operations as its CLEC and Internet subsidiaries begin operations during 2000. Until profitable operations can be achieved, management had taken steps to obtain additional working capital for the Company. Subsequent to December 31, 1999, the Company converted approximately $1.7 million of debt and accrued interest to common stock and completed a private placement of an additional 6,842,871 shares of common stock for net proceeds of $2.4 million (see note
     9). Management believes, based on its current and planned level of operations it has sufficient resources to continue as a going concern for at least the next twelve months.

          Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustment that might be necessary should the Company be unable to continue as a going concern.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)

4.       ACQUISITIONS:

          In September 1999, the Company acquired all of the assets of Olive Tree Image Engineers (a sole proprietorship) (Olive Tree) in exchange for 57,142 shares of the Company's common stock. This stock issuance was valued at the average of the closing bid and ask prices for three days before and after the acquisition was agreed to by the Company and Olive Tree. The transaction was accounted for as a purchase and the resulting purchase price of $26,910 was assigned to property and equipment acquired. Olive Tree had no substantial operations prior to the acquisition by the Company.

          On March 19, 1999, Bert Lima, as an individual and sole proprietor of NACC-Tel, acquired the assets of Marathon Telecom (Marathon) from an unrelated party in exchange for the assumption of certain liabilities totaling approximately $40,000 and consideration paid to the seller of $5,500. On April 1, 1999, Bert Lima assigned to his son, Adrian Lima who was an employee of NACC-Tel, his 100% ownership of Marathon with no consideration to be paid to Bert Lima. This transaction was in recognition of Adrian Lima's services provided to NACC-Tel without appropriate compensation.

          During the period between March 19, 1999 through October 15, 1999, Adrian operated Marathon independently of Bert Lima and NACC-Tel. Marathon generated revenues of approximately $99,000 (unaudited) and had net income of approximately $28,000 (unaudited). Financial information for Marathon prior to March 19, 1999 is not available.


          On October 15, 1999, the Company acquired the assets of Marathon from Adrian Lima, a sole proprietor, in exchange for 517,241 shares of the Company's common stock. This stock issuance was valued at the average of the closing bid and ask prices for three days before and after the acquisition was agreed to by the Company and Marathon. The transaction was accounted for as a purchase and accordingly, the inclusion of the operations of Marathon in the consolidated operations commenced on the acquisition date. The resulting purchase price was $196,552 which consists of $188,602 stock based compensation for the 517,241 shares of common stock issued to Adrian Lima and $7,950 in fixed assets.


5.       NET ASSETS (LIABILITIES IN EXCESS OF ASSETS) HELD FOR SALE:
         ----------------------------------------------------------

          Mid-Cal Express, Inc., ceased operations in December 1998 and its assets have been pledged as security for the settlement of claims by its unsecured creditors. The assets are held by the Credit Managers Association of Southern California who is in the process of liquidating the assets and making final distribution to the creditors. The net assets (liabilities in excess of assets) held for sale consisted of the following:

                                                                       DECEMBER 31,            SEPTEMBER 30,
                                                                          1999                     2000
                                                                  --------------------    ---------------------
           Assets:

               Cash in escrow                                     $         83,079        $          6,892
               Investments                                               1,425,000                 144,000
               Accounts Receivable                                           -                       6,999
                                                                  ----------------        ----------------
                    Total Assets                                         1,508,079                 157,891
           Unsecured Creditors                                            (846,377)               (784,630)
                                                                  -----------------       -----------------
            Net Assets(Liabilities) of Discontinued
               Operations                                         $        661,702        $       (626,739)
                                                                    ================       =================




                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


6.       PROPERTY AND EQUIPMENT:
         -----------------------

                  Property and equipment at consisted of the following:

                                                                                                       ESTIMATED
                                                        DECEMBER 31, 1999      SEPTEMBER 30, 2000      USEFUL LIVES
                                                       ---------------------  --------------------  ------------------

            Offices furniture and equipment            $         46,745       $         75,572           3 years
            Vehicles                                             16,470                 48,360           3 years
            Paging terminals                                     71,764                 71,764           7 years
                                                                                                    Lower of 5 years
                                                                                                    or the lease life
            Site Improvements                                   -                       18,212
            LMDS Equipment                                      -                      121,408           7 years
                                                       -----------------      ----------------
                 Total Property and equipment                   134,979                335,316
            Less accumulated depreciation                       (31,308)               (57,104)
                                                       ----------------       -----------------
                                                       $        103,671       $        278,212
                                                       ================       ================

         Depreciation expense for the years ended December 31, 1998 and 1999 and nine months ended September 30, 1999 and 2000 was $11,526, $18,731, $9,868 and $26,847, respectively.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


7.       NOTES PAYABLE TO RELATED PARTIES:
         ---------------------------------

          In connection with the merger between Prime and Worldnet, the Company assumed notes payable to related parties. The Company had the following notes payable outstanding to related parties:


                                                                                DECEMBER 31, 1999        SEPTEMBER 30, 2000
                                                                               ---------------------     ------------------



      Unsecured notes payable to shareholders;  interest at 10% accruing through
      January 15,  2000,  thereafter  interest  payments  due monthly  beginning
      January 15, 2000; principal due July 31, 2001
                                                                               $      1,240,216          $       -

      Unsecured  notes payable to a  shareholder,  former  officer and director;
      interest at 10%; principal and interest due at various dates
      throughout 2000                                                                   155,000                  -

      Note payable to relative of the Chief Executive Officer; non-interest
      bearing; due April 15, 2000                                                        25,500                  -
                                                                               ----------------          ---------
                                                                                      1,420,716                  -
      Current Portion                                                                  (180,500)                 -
                                                                               ----------------          ---------
      Long Term Portion                                                        $      1,240,216          $       -
                                                                               ================          =========

          Interest expense to related parties was $60,954, for the year ended December 31, 1999 and $199,089 and $24,546 for the nine months ended September 30, 1999 and 2000, respectively. In addition, accrued interest on notes payable to related parties was $55,830 at December 31, 1999 and $199,089 at the nine months ended September 30, 1999.

          In February 2000, notes in the principal amount of $1,240,216, plus accrued interest of $47,197 and interest accrued subsequent to year end of $19,774 were settled by the issuance of 2,904,860 shares of the Company's common stock. The debt was converted at a price per share less than market value which created a $1,852,595 loss on debt extinguishment.


8.       CONVERTIBLE NOTES PAYABLE:
         --------------------------

          During 1999, the Company issued unsecured notes payable to an individual for cash and licenses. At December 31, 1999, principal of $496,220 and accrued interest of $111,280 were due on these notes. During the nine months ended September 30, 2000, the Company settled notes in the principal amount of $396,220 and accrued interest in the amount of $108,750 with cash payments of $252,500 and issuance of 561,111 shares of the Company's common stock.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)

          In September 2000, the Company converted the remaining note with a face value of $100,000 and accrued interest of $9,778 into 312,500 shares of the Company's common stock. The Company recognized additional interest expense of $40,625 upon the conversion of the note due to the beneficial conversion feature of the note.


9.       COMMON STOCK:
         -------------

     The Board of Directors has approved increasing authorized common and preferred stock to 100 million and 50 million, respectively. The authorized increases will be submitted to the shareholders at the annual meeting for their approval.

          In March 2000, the Company completed a private placement offering of its common stock and sold 6,569,444 shares for $2.4 million (net of commissions of approximately $547,000). In connection with the private placement, the Company issued 273,427 common shares as commission.


10.      STOCK OPTIONS PLANS:
         --------------------

     In March 2000, the Company adopted the 1999 Employee Stock Option Plan (the 1999 Plan). Under the 1999 Plan, employees on the Company payroll as of January 31, 2000 are granted options to purchase the number of shares of common stock equal to the 1999 gross earnings (at Prime or any of its subsidiaries) at an exercise price equal to $1.00 per share. The options vest immediately and expire December 31, 2002.

     Also in March 2000, the Company adopted the 2000 Employee Stock Option Plan (the 2000 Plan). Under the 2000 Plan, employees on staff on December 31, 2000 are entitled to receive options to purchase the number of shares equal to 2000 gross earnings (at Prime or any of its subsidiaries) at an exercise price equal to $1.50 per share. The options vest December 31, 2000 and expire December 1, 2003.

     On March 16, 2000, under the 1999 Plan, the Company granted 105,711 options to purchase common stock to all employees employed by the Company on January 31, 2000. The options were granted at an exercise price of $1.00 which was less than the market value of the stock on the date of grant and the Company recognized compensation expense $109,014 for services provided.

     In March 2000, the Company granted 20,000 shares to each of three Directors for services provided during the year ended December 31, 2000. The were granted with an exercise price equal to $1.00 which was less than the market value of the stock on the date of grant and the Company recognized compensation expense of $15,450 for the services provided during the nine months ended September 30, 2000. The options vest on January 1, 2001 and expire in 2003.

     The following table sets for the activity for all options granted during the nine months ended September 30, 2000. No options were granted, exercised, or canceled during 1998 or 1999.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


                                                               AVERAGE EXERCISE
                                       NUMBER OF SHARES         PRICE PER SHARE
                                     -------------------    --------------------


    Balance, December 31, 1999             2,555,209       $              2.32

    Granted                                  165,711                      1.00
    Canceled/Expired/Forfeited               (40,000)                     1.00
                                    ----------------       -------------------

    Balance, September 30, 2000            2,680,920       $              2.00
                                    ================       ===================


     At September 30, 2000, the Company has options to purchase 1,502,086 shares exercisable at the price of $1.00, options to purchase 1,038,834 shares were exercisable at the price of $3.00, and options to purchase 120,000 shares were exercisable at the price of $6.00 per share. The remaining options become exercisable in 2001.

          If not previously exercised, canceled or forfeited, the outstanding options will expire as follows:

                                                                AVERAGE EXERCISE
                                        NUMBER OF SHARES        PRICE PER SHARE
        PERIOD ENDED SEPTEMBER 30,
                                       -------------------    ------------------


          2000                                2,555,209       $            2.32
          2002                                  125,711                    1.00
                                       ----------------       -----------------

 Balance, September 30, 2000                  2,680,920       $            2.00
                                       ================       =================

     As noted in Note 2, the Company has not adopted the fair value accounting prescribed by FASB123 for employees. Had compensation cost for stock options issued to employees been determined based on the fair value at grant date for options awarded in 2000 consistent with the provisions for FASB123, the Company's net loss and net loss per share would have been adjusted to the proforma amounts indicated below:


                                                            SEPTEMBER 30, 2000
                                                            -------------------


         Net Loss                                           $     (4,264,156)
                                                            ================

         Basic and diluted net loss per common share        $        (0.15)
                                                            ================

     The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions: a risk-free interest rate of 6.48%, expected life of three years, dividend yield of 0%, and expected volatility of 206.2%. The weighted-average fair value of the options granted during the nine months ended September 30, 2000 was $0.61.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


11.      INCOME TAXES:
         -------------

     The provision for taxes for 1999 consists of state franchise taxes. The actual income tax expense differs from the "expected" tax expense computed by applying the U.S. federal corporate income tax rate of 34% because of the state taxes and changes in the valuation allowance of deferred tax assets.

          The components of the net deferred tax assets are as follows at December 31, 1999:

    Noncurrent deferred tax assets:

    Net operating loss carryforward                       $      3,292,227
         Valuation allowance                                    (3,292,227)
                                                          ----------------
                Net noncurrent deferred tax assets        $          -
                                                          ================

     As of December 31, 1999, the Company has available net operating loss carryforwards for income tax purposes of $8,551,000 which expire through 2019. The Company has state net operating loss carryforwards of $4,140,000 which expire through 2004. Due to the change in control of Prime, the benefit of the net operating losses generated by Prime prior to the acquisition by Worldnet will be limited by certain consolidated return filing regulations and limitations under Section 382. This limitation would prevent the use of pre-acquisition net operating losses against the activities of Worldnet or any of its subsidiaries.


12.      EMPLOYEE DEFINED CONTRIBUTION PLAN:
         ----------------------------------

     Effective January 1, 1998, the Company adopted a 401K Profit Sharing Plan (the "Plan") covering all employees. To be eligible to participate in the Plan, employees must be age 21 and must complete at least 83.33 hours of service per month for at least 6 months. Contributions to the Plan are invested at the direction of the participant. The Company made no matching contributions to the Plan during the years ended December 31, 1999 or 1998 or nine month period ended September 30, 2000.


13.      COMMITMENTS AND CONTINGENCIES:
         ------------------------------

         Leases
         ------

     The Company's headquarters is located on property owned by the Company's CEO. The Company paid rent of $11,000 for each of the years ended December 31, 1998 and 1999 and $8,250 and $17,000 during the nine months ended September 30, 1999 and 2000 to the Company's CEO for use of this space.

     All of the Company's office space was rented on a month-to-month basis. During 2000, the Company intends to enter into lease agreements for a term of one or more years with its various landlords.

         Employment Contracts
         --------------------

     In September 2000, the Company signed agreements with both the President and CFO. The contracts are effective retroactively to January 1, 2000 for a period of three years and an annual salary of $100,000 for the President and CFO. The contract extends on an annual basis and may be cancelled by either party with 3 months written notice. A nine month salary severance package is included in the contract should the President or CFO be terminated.

         Litigation and other claims
         ---------------------------

     In September 2000, the Company reached a settlement in two lawsuits with former officers and directors seeking payment of $32,000 due for advances made on behalf of the Company. The Company has filed a cross-complaint claiming the advance were capital contributions and is seeking to recover 4,500,000 shares of its common stock held by the plaintiff and to be reimbursed for legal fees arising from this action. The settlement was and agreement with the former officers and directors and provides for the Company to receive 5,500,000 common shares back from the two former officers for cancellation. In addition, the Company disaggregated three of its eight LMDS licenses and assign one-half of three licenses, with a total net book value of $125,857 (net of accumulated amortization), to an entity to be designated by the former officers. Due to the related party nature of the transaction, the Company recorded the settlement based on its historical cost because recording the transaction at the fair market value of the shares would have resulted in a material gain between related parties.

     The Company is a defendant in a lawsuit brought by a creditor of Mid-Cal Express Inc., a wholly-owned subsidiary of the Company, seeking payment of approximately $70,000 owed to it by Mid-Cal. In the opinion of counsel representing the Company in this matter, the Company is not liable for any of the causes of action set forth in the complaint.


14.      SUBSEQUENT EVENTS:
         ------------------

     On October 3, 2000, the Company entered into an Investment Agreement with an institutional investor, providing the Company with a $30 million put on its common stock; over a 36-month period beginning on the date a registration statement to be filed with the Securities and Exchange Commission is declared effective by the SEC. The terms of the Agreement limit the number of shares the Company may sell each month to the lesser of
     1.5 million shares, $2,000,000, or 15% of the volume of its shares traded during the month.

     In addition, the Company granted the investor a warrant to purchase 1,521,000 shares of common stock with an exercise price equal to $0.531. The warrants vest in three stages depending on the completion and execution of the agreement. None of the warrants were exercisable on September 30, 2000 and expire in 2005.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


     On October 27, 2000 the Company entered into a binding Letter of Intent to acquire New Wave Networks LLC (NWN"). NWN's sole assets are five LMDS licenses in Missouri. The letter of intent stipulates a definitive Agreement will be concluded no later than December 31, 2000, and the transaction is to close no later than April 20, 2001. The transaction is contingent upon completion of a definitive agreement and the Company having access to funds from the above described Investment Agreement.

     On November 2, 2000 the Company entered into a Letter of Intent with License Technologies, Inc. (LTI), wherein LTI will merge with the Company's wholly owned subsidiary, Zenith Technologies, Inc. This transaction is continent upon the completion of a definitive agreement. No issuance of common shares is required to consummate this transaction.



                                      F-20